FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicqcioé s/n,
28050 Madrid, Spain
3491-4828548
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Quarterly Results of Telefónica Group: January- June 2011	2

FINANCIAL HIGHLIGHTS
•	Telefónica reported revenues of 30,886 million euros in the first half of 2011, a 6.3% increase year-on-year:
•	Telefónica Latinoamérica remained the key growth driver and was the largest contributor to consolidated revenue, accounting for 46% of the total.

•
Mobile data revenue was particularly strong (+18.5% year-on-year), consolidating its position as one of the key growth engines across regions, thanks to the rapid expansion of mobile broadband, which now accounts for over 13% of Telefónica’s total mobile accesses.

•
The strong revenue increase reported by Telefónica Latinoamérica (+18.4% year-on-year; +20.9% year-on-year excluding Mexico) together with higher sales at Telefónica Europe (+2.2% year-on-year), offset the lower contribution from Telefónica España (-6.1% year-on-year).

•	OIBDA stood at 11,304 million euros in the first half of 2011, up 3.7% year-on-year:
•	Telefónica Latinoamérica (+16.6% year-on-year; +20.1% excluding Mexico) and Telefónica Europe accounted for 64% of consolidated OIBDA.

•	It is worth highlighting the cost contention in Spain, which led to an OIBDA performance in the first half (-10.6% year-on-year) similar to the first three months of the year.

•	OIBDA margin stood at 36.6%, posting a limited year-on-year erosion (-0.9 percentage points).
•	Net income totalled 3,162 million euros in the first six months of the year (3,775 million euros in January-June 2010):
•
This result was negatively affected by the non-cash impact resulting from Telco, S.p.A.’s revision of the value of its stake in Telecom Italia, which reduced net income in the first half-year by 353 million euros.

Comments from César Alierta, Executive Chairman:
“Despite the challenging conditions in some of our markets and the significant impact of regulation on our business, Telefónica delivered solid earnings, with robust revenue growth, +6.3% in the first half and a high level of operating efficiency.
Our target to monetize the development of mobile broadband, with tiered pricing adapted to the different consumption patterns of our customers together with ongoing investment in our networks to face the increase in traffic, is yielding significant growth in mobile data revenues, which advanced 18.5% in the first six months, showing strong dynamism.
We remain focused on value and will continue to leverage our scale, scope and diversification over the coming months to achieve our full-year guidance. The recent agreements to join our “Partners Program” prove that our scale is clearly a differential asset.
I would like to highlight the agreement recently reached with the Unions in Spain to guarantee the Company’s viability and competitiveness over the coming years, which includes a workforce reduction program covering up to 6,500 employees over three years as well as a new Collective Agreement that, for the first time, includes salaries reviews linked to the Company’s OIBDA targets. This agreement, already approved by the Labour Authorities, underlines Telefónica’s rapid execution capabilities as well as its flexibility to adapt to a changing environment.
The outstanding performance in Brazil consolidates our leadership in a market which will soon become Telefónica’s main source of revenue, and where the integration of the fixed and mobile businesses will allow the Company to capture synergies of 3,700-4,600 million euros, a significantly larger amount than initially forecasted.”
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January -June		% Chg
							2011	Guidance
	2011	2010	Reported		Organic		Guidance	fulfillment

Revenues	30,886	29,053	6.3		0.9		“up to 2%”	0.9
Telefónica España	8,752	9,321	(6.1)		(6.1)
Telefónica Latinoamérica	14,117	11,928	18.4		5.6
Telefónica Europe	7,662	7,500	2.2		0.2

OIBDA	11,304	10,905	3.7		(2.2)
Telefónica España	3,911	4,377	(10.6)		(10.6)
Telefónica Latinoamérica	5,190	4,453	16.6		4.2
Telefónica Europe	2,097	2,071	1.2		3.1

OIBDA margin	36.6%	37.5%	(0.9	p.p.)	(1.1	p.p.)	“upper 30’s”	36.0%
Telefónica España	44.7%	47.0%	(2.3	p.p.)	(2.2	p.p.)	Limited
Telefónica Latinoamérica	36.8%	37.3%	(0.6	p.p.)	(0.5	p.p.)	erosion	(-1.1	p.p.)
Telefónica Europe	27.4%	27.6%	(0.2	p.p.)	0.7.	p.p	y-o-y

Operating Income (OI)	6,348	6,456	(1.7)		(3.0)
Telefónica España	2,862	3,388	(15.5)		(15.4)
Telefónica Latinoamérica	2,873	2,600	10.5		10.6
Telefónica Europe	582	535	8.9		24.4

Net income	3,162	3,775	(16.3)
Basic earnings per share (euros)	0.70	0.83	(16.1)

CapEx	3,838	4,295	(10.6)		7.3		~9,000	3,298
Telefónica España	903	831	8.7		8.7
Telefónica Latinoamérica	2,072	1,242	66.8		16.8
Telefónica Europe	708	2,144	(67.0)		(8.9)

OpCF (OIBDA-CapEx)	7,466	6,610	13.0		(5.7)
Telefónica España	3,008	3,547	(15.2)		(15.1)
Telefónica Latinoamérica	3,117	3,210	(2.9)		(0.7)
Telefónica Europe	1,389	(73)	c.s.		10.5

-	Reconciliation included in the excel spreadsheets.

Notes:

-	OIBDA and OI are presented before brand fees and management fees.

-	OIBDA margin calculated as OIBDA over revenues.

-	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.

-
2011 T. Latinoamérica results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

-
CapEx includes 423 million euros from the the cost of the spectrum acquired in 2010 in Brasil (355) and Costa Rica (68), and 1,379 million euros from the acquisition of spectrum in Germany in the second quarter of 2010.

-
Organic criteria: In financial terms, it assumes constant average exchange rates as of January-June 2010, and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-June 2010 the consolidation of Vivo, HanseNet and Tuenti are included whereas the results of Manx Telecom are excluded. In OIBDA terms, in January-June 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded, along with the impact of the capital gain from the sale of Manx Telecom booked in the second quarter of 2010. Results from the Costa Rica operation are excluded from the organic growth calculation. Telefónica’s Capex excludes the Real Estate Efficiency Programme at T. España, the real estate commitments associated with Telefónica’s new headquarters in Barcelona and investments in spectrum.

-
Guidance criteria: 2010 adjusted figures for guidance include full consolidation of Vivo, Hansenet and Tuenti in the whole year (12 months) and excludes Manx Telecom’s results in January-June 2010. 2010 adjusted OIBDA excludes the capital gain from the revaluation of Telefónica’s pre-existing stake in Vivo at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom, non-recurrent restructuring expenses registered in the second half of 2010, and the capital gain derived from the disposal of Manx Telecom.

2011 guidance assumes constant exchange rates as of 2010 (average FX in 2010) and excludes hyperinflationary accounting in Venezuela in both years. At the OIBDA level guidance for 2011 excludes write-offs (impairments of subsidiaries), capital gains/losses from companies disposals and significant exceptionals mainly related with restructuring costs. Results from the operation in Costa Rica are excluded from guidance calculation. Group CapEx excludes Real Estate Efficiency Program of T. España, the Real State commitments associated to the new Telefónica premises in Barcelona and spectrum licenses.

January — June 2011 Results — TELEFÓNICA

TELEFÓNICA

Accesses	4

Consolidated Results	5

Financial Data	10

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España	17

• Wireline Business	18

• Wireless Business	19

Telefónica Latinoamérica	24

• Brazil	26

• Argentina	28

• Chile	29

• Peru	31

• Colombia	32

• Mexico	34

• Venezuela	35

• Central America	36

• Ecuador	37

Telefónica Europe	47

• Telefónica UK	48

• Telefónica Germany	50

• Telefónica Ireland	52

• Telefónica Czech Republic	52

Other Companies	60

• Atento	60

ADDENDA	62

Key Holdings of Telefónica and its Subsidiaries	62

Significant Events	63

Changes to the Perimeter	65
The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA
TELEFÓNICA
ACCESSES
Unaudited figures (thousands)

	June
	2011	2010	%Chg

Final Clients Accesses	290,029.0	273,513.3	6.0
Fixed telephony accesses (1)	40,693.9	41,743.5	(2.5)
Internet and data accesses	18,909.6	18,117.0	4.4
Narrowband	1,117.1	1,599.0	(30.1)
Broadband (2)	17,631.9	16,351.8	7.8
Other (3)	160.6	166.1	(3.3)
Mobile accesses	227,323.6	210,978.3	7.7
Prepay	154,751.8	146,628.4	5.5
Contract	72,571.7	64,349.9	12.8
Pay TV (4)	3,101.9	2,674.5	16.0

Wholesale Accesses	4,994.2	4,249.0	17.5
Unbundled loops	2,702.3	2,382.2	13.4
Shared ULL	223.7	324.8	(31.1)
Full ULL	2,478.5	2,057.4	20.5
Wholesale ADSL (5)	785.7	577.6	36.0
Other (6)	1,506.2	1,289.2	16.8

Total Accesses	295,023.2	277,762.3	6.2

Notes:

-	Year-on year changes are affected by the inclusion of the customers of HanseNet since March 2010 and the exclusion of the customers of Manx since July 1st, 2010.

(1)
PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes 150 thousand clients of TVA from June 2011.

(5)	Includes ULL rented by T. Germany.

(6)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA
Consolidated Results
The restructuring of Telefónica by business unit, Telefónica España, Telefónica Latinoamérica and Telefónica Europe, in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information.
Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within the Telefónica consolidation scope for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This form of presentation does not affect the consolidated results of Telefónica.
In line with this organisation, Telefónica has included in the Telefónica España, Telefónica Latinoamérica and Telefónica Europe regional businesses units all information pertaining to wireline, wireless, cable, internet and Television businesses, in accordance with each location. The “Other companies” heading includes the Atento business and other holding companies and eliminations in the consolidation process.
As of 1 January 2011, and in accordance with the new organisation approved by the Company in September 2010, Telefónica Europe, on top of the businesses in the UK, Germany, Ireland, the Czech Republic and Slovakia, also includes in its consolidation perimeter Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA), whose activities are primarily focused on the provision of services to multinationals as well as the provision of global wholesale telecommunications services to international fixed and wireless voice operators, ISPs and content providers. In the fiscal year 2010 both companies were part of the consolidation perimeter of Telefónica Latinoamérica. Therefore, the results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2010 to reflect the new organisational structure as of 1 January 2010. As this is an intragroup change, Telefónica results for 2010 are unaffected.
Also, in the context of the organisation and integrated management of the fixed and wireless businesses in Latin America, and with the objective of facilitating understanding and monitoring of the financial performance of the Company’s operations in this region and avoiding distortions which, without affecting the consolidated results of Telefónica España, may result in an erroneous interpretation of the individual performance of each of the businesses — especially at the level of operating expenses and investment -, from the first quarter of 2011 the Company has decided to publish the selected consolidated financial data corresponding to Telefónica Latinoamérica, providing breakdown by business only at a revenue level. The Company has continued to report all the operating metrics previously reported.
During the first six months of 2011 the Company focused its commercial strategy on value rather than volume, increasing efforts to improve customer satisfaction and loyalty, while fostering at the same time a strong adoption of “smartphones” and other mobile broadband devices in our customer base, increasing tariff segmentation and widening the range of devices available.
This strategy has led to continued growth in accesses (+6% year-on-year in both organic and reported terms) to 295.0 million at the end of June 2011. By region, Telefónica Latinoamérica and Telefónica Europe, with year-on-year organic growth of 8% and 5% respectively, were the main contributors to the growth in Telefónica’s customer base.
•
Telefónica’s mobile accesses totalled 227.3 million by the end of the first half of 2011, up 8% year-on-year in both organic and reported terms, underpinned by the sustained increase in the contract segment (+13% year-on-year in organic terms), which now accounts for 32% of the total mobile access base (+1.4 percentage points year-on-year in organic terms).

The focus of commercial efforts on higher-value customers and on new services is reflected in the contract segment’s growing contribution to total net additions, which reached 47% in the first half of 2011.

January — June 2011 Results — TELEFÓNICA

Mobile broadband accesses -accesses with a data rate attached and therefore active users of the service- reached 29.8 million at the end of June 2011. This figure represents a penetration rate of 13% of Telefónica’s mobile access base (+2 percentage points versus December 2010). Telefónica Europa reached a penetration rate of 28%, followed by Telefónica España (23%), while there is huge scope to increase penetration at Telefónica Latinoamérica (7% in June 2011).

•
Retail fixed broadband accesses reached 17.6 million, up 8% year-on-year in both reported and organic terms. Bundles of voice, broadband, and television services remain key to this strategy and especially to churn control. Both in Spain and Latin America, close to 90% of retail fixed broadband accesses are bundled as part of either a dual or triple service package.

•
Pay TV accesses stood at 3.1 million at the end of the first half (+16% year-on-year), representing a pick-up in the growth rate thanks to the success of the commercial repositioning of the service in Latin America and the inclusion of TVA’s customers in Brazil from June.

•	Fixed telephony accesses totalled 40.7 million (-3% year-on-year).
It is important to bear in mind that Vivo has been fully consolidated since October 2010 (prior to that date, the results of Vivo were proportionately consolidated). Consequently, this has an impact on the year-on-year comparisons of Telefónica’s financial results in reported terms.
Revenues totalled 30,886 million euros in the first half of the year, up 6.3% year-on-year, pushed by the higher revenues from Telefónica Latinoamérica (+18.4% year-on-year; 20.9% year-on-year excluding Mexico) and from Telefónica Europe (+2.2% year-on-year). Changes in the consolidation perimeter accounted for 5.6 percentage points of this growth, while foreign exchange rates dragged 0.2 percentage points to revenue growth.
In organic terms, revenues rose 0.9% in the first half, negatively impacted by mobile termination rate cuts, which reduced growth by 1.2 percentage points.
By region, Telefónica Latinoamérica remained the main growth driver and was the largest contributor to revenue growth (+2.4 percentage points), which together with Telefónica Europe (+0.1 percentage points), offset the lower contribution from Telefónica España (-1.9 percentage points). This highlights the benefits of the Company’s high diversification.
In the first half, Telefónica Latinoamérica and Telefónica Europe accounted for 71% of consolidated revenues (+4 percentage points from June 2010), compared to Telefónica España’s lower contribution of around 28%.
Consolidated operating expenses for the first half totalled 20,306 million euros (+8.2% year-on-year in reported terms), an increase of 2.4% in organic terms in January-June 2011:
•
Supply costs were 8,893 million euros, a rise of 2.3% year-on-year in organic terms (+6.7% in reported terms), as a result of increased handset costs in the three regions associated with growing “smartphone” adoption across all markets, although this effect was partially offset by lower mobile termination rates in the three regions.

•
Subcontract expenses amounted to 6,311 million euros, up 2.4% year-on-year in organic terms (+12.5% reported), mainly as a result of the higher commercial effort in Telefónica Latinoamerica, associated to mobile and broadband accesses growth, as well as higher network management expenses.

January — June 2011 Results — TELEFÓNICA

•
Personnel expenses reached 4,139 million euros, rising 5.9% in organic terms (+9.1% in reported terms), mainly due to higher personnel expenses in Spain, after salaries review linked to 2010 CPI, in Latin America, due to in-sourcing processes developed in Brazil in 2010 and higher inflation in some markets of the region, and in Atento.

The average number of employees at the end of June 2011 was 285,089 (23,441 more than at the end of June 2010), mainly due to the larger workforce at Atento. Excluding Atento, Telefónica’s average workforce would stand at 133,615 employees (125,792 employees in June 2010).

At the same time, Telefónica’s global projects continued to make a positive contribution to consolidated results in the first half (274 million euros in revenues and 230 million in OIBDA). In this context, and putting in value the benefits of our scale, it is worth to highlight the announcement in July that Bouygues and Etisalat will join “Telefónica’s Partners Program”, a new initiative that makes available to selected operators and under commercial terms a host of services that allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (roaming, services to multinationals, procurement, devices, etc.).
Gains on sales of fixed assets totalled 245 million euros in the first six months of the year, including mainly the positive impact of the partial reduction of the Company’s economic exposure to Portugal Telecom (183 million euros).
Operating income before depreciation and amortization (OIBDA) for the first half stood at 11,304 million euros, with a year-on-year growth rate of 3.7%, mainly driven by the growth at Telefónica Latinoamérica (+16.6% year-on-year; +20.1% excluding Mexico) and to a lesser extent, at Telefónica Europe (+1.2% year-on-year). Changes in the consolidation perimeter contributed 5.0 percentage points to this growth, while foreign exchange rates dragged 0.2 percentage points to growth. The reported OIBDA margin stood at 36.6% for the first half (-0.9 percentage points year-on-year).
In organic terms, OIBDA dropped 2.2% year-on-year, with the OIBDA margin at 36.0%, in line with the previous quarter, and showing a limited erosion of 1.2 percentage points versus the first half of 2010, in line with the Company’s expectations.
By region, the contribution of Telefónica Latinoamérica to reported OIBDA increased by 5.1 percentage points year-on-year to 46%. This, together with the contribution from Telefónica Europe, meant that 64% of consolidated OIBDA was generated outside Telefónica España in the first half of 2011.
Depreciation and amortization totalled 4,956 million euros in the first half, a year-on-year increase of 11.4% in reported terms, primarily due to the full consolidation of Vivo together with the amortization of Vivo’s purchase price allocation (171 million euros in the first half). Total depreciation and amortization charges derived from purchase price allocation processes amounted to 564 million euros in the first half (+9.3% year-on-year). In organic terms, depreciation and amortization fell by 1.2% from the same period a year earlier.
As a result, operating income (OI) in January-June 2011 amounted to 6,348 million euros, down 1.7% in reported terms and -3.0% in organic terms.
Profit from associates stood at -534 million euros in the first half versus +72 million euros a year earlier. This year-on-year change is largely due to the non-cash impact of Telco, S.p.A.’s revision of the value of its investment in Telecom Italia. As a result, the Company has recorded a 505 million euros loss (353 million euros after the related tax effect at Telefónica, S.A.). This item is also affected by the deconsolidation of Portugal Telecom beginning in the second half of 2010 (contribution of 43 million euros in the first half of 2010) and the lower year-on-year contribution from China Unicom.
January — June 2011 Results — TELEFÓNICA

Total financial expenses up to June 2011 reached 1,165 million euros, which yield an effective cost of 4.21% over total average financial net debt of 55,828 million euros in the first half of the year, including the effect from the extraordinary dividend distributed by Portugal Telecom. Compared to the same period last year, financial expenses excluding foreign exchange results decreased 0.5% year-on-year, despite the 17% increase of the average debt of the Group in the period (7,988 million euros). Debt increased mainly in currencies with low interest rates (primarily euro), which has allowed the Company to reduce the effective cost of servicing the debt by 73 basis points year-on-year. Changes in foreign exchange results up to the end of June 2011 yielded a decrease in expenses of 83 million euros year-on-year.
Free Cash Flow generated by Telefónica in the first six months of 2011 reached 3,133 million euros, an increase of 666 million euros year-on-year. Operating cash flow after working capital and gains on sale of fixed assets reached 5,506 million euros, increasing 11.0% versus January-June 2010, when the Company paid for the spectrum bought in Germany.
Net Financial Debt rose by 826 million euros from 2010 year end (55,593 million euros) to reach 56,420 million euros at the end of June 2011. Free cash flow after shareholder remuneration and financial investments and divestments made in the first six months of the year led to an increase of debt of 1,520 million euros. In addition, the depreciation of currencies versus the euro, higher interest payments with respect to those accrued in the period and other accounting effects have reduced financial debt in 694 million euros.
The leverage ratio, net debt over last twelve months’ OIBDA (including accumulated 100% of Vivo’s OIBDA over last twelve months, excluding results on the sale of fixed assets and adjusted by firm commitments related to the Fundación Telefónica’s social welfare activities), stands at 2.49 times at June 2011, and at 2.56 including commitments.
During the first half of 2011, the financing activity of Telefónica, excluding short term Commercial Paper Programmes activity and including the extension on the Vivo syndicated facility, rose to above 8,000 million equivalent euros, with the main objective of financing 2011 debt and smoothing our debt maturity profile for 2013 at the Holding level. It is worth highlighting the financing activity of the Company during the first six months of 2011, both, in the bank and bond markets:
•	A 6 year bond issue in the euro market, for an amount of 1,200 million euros raised in February, increased by another 100 million euros through a private placement in March.
•
In the US, Telefonica has issued an American dollar denominated bond for an amount of 2,750 million US dollars raised in February, distributed in two tranches: 5 year 1,250 million US dollars, and a 10 year tranche of 1,500 million US dollars.

•
In the month of May, it was signed a 4,000 million euros extension on the three year tranche Vivo syndicated facility, whereby out of the 5,000 million euros initially maturing in July 2013, 2,000 million euros have been extended by one year, to July 2014, and another 2,000 million euros by three years, to July 2016.

•	In May, it was also signed a loan facility for telecom equipment purchases for an amount of 376 million dollars with the guaranty of the Finnish Export Credit Agency (Finnvera).
Telefónica S.A. and its holding companies have continued active during the first half of 2011 under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance of 1,743 million euros at the end of June.
Regarding Latin America, Telefónica ´s subsidiaries have tapped the capital markets up to June for an amount of approximately 700 million equivalent euros, mainly for refinancing 2011 maturities.
At the end of June 2011, bonds and debentures represented 62%, on the consolidated financial debt breakdown, while debt with financial institutions reached a 38% weight.
January — June 2011 Results — TELEFÓNICA

Corporate income taxes in the first half totalled 1,271 million euros, which, over an income before taxes amounting to 4,649 million euros, results in an accrued tax rate of 27.3%, although fiscal effects derived from the acquisition of Vivo have not been produced yet.
Profit attributable to minority interests dragged 216 million euros from net income in the first half, mainly due to minority interests in earnings from Vivo — with a material increase versus the first half of 2010 due to the change in the consolidation method and the sound performance of the Company’s net income-, Telesp and Telefónica Czech Republic, which more than offset the minority interests in Telefónica Telecom’s losses.
As a result, consolidated net income amounted to 3,162 million euros (compared with 3,775 million euros in the first half of 2010) and basic earnings per share stood at 0.70 euros. Both items were affected by the non-cash impact from the revision of the value of Telco SpA’s stake in Telecom Italia mentioned before.
CapEx stood at 3,838 million euros in the first half of the year (-10.6% year-on-year). It is worth mentioning that the CapEx reported in the second quarter of 2011 includes the spectrum costs in Brazil and Costa Rica, both granted in 2010, while first-half CapEx in 2010 included basically the investment in spectrum in Germany in the second quarter. In organic terms, CapEx increased by 7.3% versus January-June 2010.
The Company continues to focus its investments on growth and transformation projects (80% of total investment), fostering the development of fixed and mobile broadband services. It should be noted that that the year-on-year growth in the first half cannot be extrapolated to the full year given the different levels of execution of CapEx in both years.
Consequently, operating cash flow (OIBDA-CapEx) totalled 7,466 million euros in the first half (-5.7% in organic terms).
Definitions
Organic growth: In financial terms, it assumes constant average exchange rates as of January-June 2010, and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-June 2010 the consolidation of Vivo, HanseNet and Tuenti are included whereas the results of Manx Telecom are excluded. In OIBDA terms, in January-June 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded, along with the impact of the capital gain from the sale of Manx Telecom booked in the second quarter of 2010. Results from the Costa Rica operation are excluded from the organic growth calculation. Telefónica’s Capex excludes the Real Estate Efficiency Programme at T. España, the real estate commitments associated with Telefónica’s new headquarters in Barcelona and investments in spectrum. In terms of accesses, changes in the consolidation perimeter are excluded and in terms of organic net adds customer disconnections made in the second quarter of 2010 are excluded. 2011 Financial results and accesses include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.
Average total debt: Average balance at June 2011 of the items shown in the “Net financial debt and commitments” table.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA
Financial Data
TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January – June				April – June
	2011	2010	% Chg		2011	2010	% Chg

Revenues	30,886	29,053	6.3		15,451	15,120	2.2
Internal exp capitalized in fixed assets	352	334	5.4		183	184	(0.5)
Operating expenses	(20,306)	(18,763)	8.2		(10,130)	(9,742)	4.0
Supplies	(8,893)	(8,334)	6.7		(4,417)	(4,309)	2.5
Personnel expenses	(4,139)	(3,793)	9.1		(2,061)	(1,951)	5.7
Subcontracts	(6,311)	(5,611)	12.5		(3,182)	(2,951)	7.8
Bad Debt Provisions	(351)	(434)	(19.0)		(170)	(218)	(21.9)
Taxes	(612)	(592)	3.3		(300)	(314)	(4.5)
Other net operating income (expense)	129	145	(11.2)		87	122	(28.7)
Gain (loss) on sale of fixed assets	245	99	146.3		141	95	48.4
Impairment of goodwill and other assets	(2)	37	c.s.		(1)	12	c.s.
Operating income before D&A (OIBDA)	11,304	10,905	3.7		5,730	5,791	(1.0)
OIBDA margin	36.6%	37.5%	(0.9.	p.p)	37.1%	38.3%	(1.2.	p.p)
Depreciation and amortization	(4,956)	(4,449)	11.4		(2,439)	(2,264)	7.7
Operating income (OI)	6,348	6,456	(1.7)		3,291	3,527	(6.7)
Profit from associated companies	(534)	72	c.s.		(518)	36	c.s.
Net financial income (expense)	(1,165)	(1,254)	(7.1)		(586)	(681)	(14.0)
Income before taxes	4,649	5,274	(11.9)		2,187	2,882	(24.1)
Income taxes	(1,271)	(1,428)	(11.0)		(543)	(714)	(24.0)
Income from continuing operations	3,378	3,846	(12.2)		1,645	2,167	(24.1)
Income (Loss) from discontinued ops.	—	—	—		—	—	—
Non-controlling interests	(216)	(71)	n.m.		(106)	(47)	124.4
Net income	3,162	3,775	(16.3)		1,538	2,120	(27.4)
Weighted average number of ordinary shares	4,524	4,532	(0.2)		4,525	4,521	0.1
outstanding during the period (millions)
Basic earnings per share (euros)	0.70	0.83	(16.1)		0.34	0.47	(27.5)

Notes:

-
HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and January 2010, respectively. The perimeter of consolidation of T. España includes Tuenti since August of 2010 and the perimeter of consolidation of T. Latinoamérica includes 100% of Vivo since October 2010.

-
2011 T. Latinoamérica results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

-
Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) have been included in the consolidation perimeter of Telefónica Europe since 1st January 2011 (previously in the consolidation perimeter of Telefónica Latam). As a result, the results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2010, to reflect the above mentioned new organization. Telefónica consolidated results for 2010 are not affected.

-
For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, there are not been taken into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

-	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January – June			January – June			January – June
	2011	2010	% Chg	2011	2010	% Chg	2011	2010	Chg
Telefónica España (1)	8,752	9,321	(6.1)	3,911	4,377	(10.6)	44.7%	47.0%	(2.3	p.p.)
Telefónica Latinoamérica (1)(2)(3)	14,117	11,928	18.4	5,190	4,453	16.6	36.8%	37.3%	(0.6	p.p.)
Telefónica Europe (1)(3)	7,662	7,500	2.2	2,097	2,071	1.2	27.4%	27.6%	(0.2	p.p.)
Other companies and eliminations	356	303	17.2	106	4	n.m.	n.m.	n.m.	n.m.
Telefónica (1)(2)	30,886	29,053	6.3	11,304	10,905	3.7	36.6%	37.5%	(0.9	p.p.)

	OPERATING INCOME			CAPEX			OpCF (OIBDA-CAPEX)
	January – June			January – June			January – June
	2011	2010	% Chg	2011	2010	% Chg	2011	2010	% Chg
Telefónica España (1)	2,862	3,388	(15.5)	903	831	8.7	3,008	3,547	(15.2)
Telefónica Latinoamérica (1)(2)(3)(4)	2,873	2,600	10.5	2,072	1,242	66.8	3,117	3,210	(2.9)
Telefónica Europe (1)(3)(4)	582	535	8.9	708	2,144	(67.0)	1,389	(73)	c.s.
Other companies and eliminations	31	(66)	c.s.	154	78	97.4	(48)	(74)	(35.0)
Telefónica (1)(2)(4)	6,348	6,456	(1.7)	3,838	4,295	(10.6)	7,466	6,610	13.0

(1)
HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and January 2010, respectively. The perimeter of consolidation of T. España includes Tuenti since August of 2010 and the perimeter of consolidation of T. Latinoamérica includes 100% of Vivo since October 2010.

(2)
2011 T. Latinoamérica results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

(3)
Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) have been included in the consolidation perimeter of Telefónica Europe since 1st January 2011 (previously in the consolidation perimeter of Telefónica Latam). As a result, the results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2010, to reflect the above mentioned new organization. Telefónica consolidated results for 2010 are not affected.

(4)
CapEx includes 423 million euros from the the cost of the spectrum acquired in 2010 in Brasil (355) and Costa Rica (68), and 1,379 million euros from the acquisition of spectrum in Germany in the second quarter of 2010.

Notes:

-	OIBDA and OI are presented bebore brand fees and management fees.

-	OIBDA margin calculated as OIBDA over revenues.

-	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)

	June 2011	December 2010	% Chg

Non-current assets	104,221	108,721	(4.1)
Intangible assets	24,262	25,026	(3.1)
Goodwill	29,019	29,582	(1.9)
Property, plant and equipment and Investment properties	34,554	35,802	(3.5)
Non-current financial assets and investments in associates	10,693	12,618	(15.3)
Deferred tax assets	5,693	5,693	(0.0)
Current assets	20,111	21,054	(4.5)
Inventories	1,157	1,028	12.6
Trade and other receivables	12,126	12,426	(2.4)
Current tax receivable	1,358	1,331	2.0
Current financial assets	2,016	1,574	28.1
Cash and cash equivalents	3,194	4,220	(24.3)
Non-current assets classified as held for sale	260	475	(45.3)

Total Assets = Total Equity and Liabilities	124,332	129,775	(4.2)

Equity	26,048	31,684	(17.8)
Equity attributable to equity holders of the parent	20,324	24,452	(16.9)
Non-controlling interests	5,724	7,232	(20.9)
Non-current liabilities	65,066	64,599	0.7
Non-current financial debt	51,981	51,356	1.2
Deferred tax liabilities	6,141	6,074	1.1
Non-current provisions	4,707	4,865	(3.2)
Other non-current liabilities	2,237	2,304	(2.9)
Current liabilities	33,218	33,492	(0.8)
Current financial debt	7,882	9,744	(19.1)
Trade and other payables	8,665	9,314	(7.0)
Current tax payables	2,759	2,822	(2.2)
Current provisions and other liabilities	13,913	11,612	19.8

Financial Data

Net financial Debt (1)	56,420	55,593	1.5

(1)
Figures in million euros. Includes: Long term financial debt + other long term liabilities (1,709) + Short term financial debt + short-term provisions and other liabilities (1,991) - non-current financial assets and investments in associates (1,933) - temporary financial investment included in current financial assets - cash and cash equivalents.

Note:	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January – June
		2011	2010	% Chg

I	Cash flow from operations	9,562	9,537	0.3
II	Net interest payment (1)	(1,166)	(1,215)
III	Payment for income tax	(995)	(1,213)
A=I+II+III	Net cash provided by operating activities	7,401	7,109	4.1
B	Payment for investment in fixed and intangible assets	(4,481)	(5,004)
C=A+B	Net free cash flow after CapEx	2,919	2,105	38.7
D	Net Cash received from sale of Real Estate	11	14
E	Net payment for financial investment	(1,036)	(1,039)
F	Net payment for operations with minority shareholders and treasury stock (2)	(3,414)	(3,733)
G=C+D+E+F	Free cash flow after dividends	(1,520)	(2,653)	(42.7)
H	Effects of exchange rate changes on net financial debt	(220)	2,972
I	Effects on net financial debt of changes in consolid. and others	(474)	(764)
J	Net financial debt at beginning of period	55,593	43,551
K=J-G+H+I	Net financial debt at end of period	56,420	48,412	16.5

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.

(2)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.

-Note: 2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — June 2011 Results — TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January – June
	2011	2010	% Chg

OIBDA	11,304	10,905	3.7
- CapEx accrued during the period	(3,838)	(4,295)
- Payments related to cancellation of commitments	(425)	(427)
- Net interest payment	(1,166)	(1,215)
- Payment for tax	(995)	(1,213)
- Results from the sale of fixed assets	(245)	(99)
-Investment In working capital and other deferred income and expenses	(1,715)	(1,550)
= Net Free Cash Flow after CapEx	2,919	2,105	38.7
+ Net Cash received from sale of Real Estate	11	14
- Net payment for financial investment	(1,036)	(1,039)
- Net payment for operations with minority shareholders and treasury stock	(3,414)	(3,733)
= Free Cash Flow after dividends	(1,520)	(2,653)	(42.7)

	January – June
Unaudited figures (Euros in millions)	2011	2010	% Chg

Net Free Cash Flow after CapEx	2,919	2,105	38.7
+ Payments related to cancellation of commitments	425	427
- Operations with minority shareholders	(212)	(65)
= Free Cash Flow	3,133	2,467	27.0
Weighted average number of ordinary shares outstanding during the period (millions)	4,524	4,532
= Free Cash Flow per share (euros)	0.69	0.54	27.2

Notes:

-
The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after operations with minority shareholders, due to cash recirculation within the Group.

-	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — June 2011 Results — TELEFÓNICA

NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		June 2011

	Long-term debt (1)	53,690
	Short term debt including current maturities (2)	9,872
	Cash and cash equivalents	(3,194)
	Short and Long-term financial investments (3)	(3,949)
A	Net Financial Debt	56,420
	Gross commitments related to workforce reduction (4)	3,172
	Value of associated Long-term assets (5)	(807)
	Taxes receivable (6)	(928)
B	Net commitments related to workforce reduction	1,436
A + B	Total Debt + Commitments	57,856

	Net Financial Debt / OIBDA (7)	2.5	x
	Total Net Debt + Commitments/ OIBDA (7)	2.6	x

(1)	Includes “long-term financial debt” and 1,709 million euros of “other long-term debt”.

(2)
Includes “short-term financial debt” and 1,991 million euros of “short-term provisions and other liabilities” for the pending payment commitment with Portugal Telecom from the acquisition of Brasilcel.

(3)	Includes “Current financial assets” and 1,933 million euros recorded under the caption of “Non-current financial assets and investments in associates”.

(4)
Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(5)
Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.

(7)
Calculated based on the last 12 months OIBDA (100% of Vivo) and excluding results on the sale of fixed assets and adjusted by the provision on the firm commitments relating to the Telefónica Foundation’s social activities.

-Note:	2011 reported figures include the hyperinflationary adjustments in Venezuela.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	June 2011
	EUR	LATAM	GBP	CZK	USD
Debt structure by currency	73%	15%	7%	3%	2%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s	Baa1	P-2	Stable	07/29/2010
JCR	A	—	Stable	12/17/2008
S&P	A-	A-2	Negative	08/06/2010
Fitch/IBCA	A-	F-2	Nagative	06/20/2011
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan – Jun 2011	Jan – Jun 2010	June 2011	December 2010

USA (US Dollar/Euro)	1.403	1.324	1.445	1.336
United Kingdom (Sterling/Euro)	0.868	0.870	0.903	0.861
Argentina (Argentinean Peso/Euro)	5.677	5.128	5.940	5.313
Brazil (Brazilian Real/Euro)	2.288	2.379	2.256	2.226
Czech Republic (Czech Crown/Euro)	24.346	25.730	24.345	25.060
Chile (Chilean Peso/Euro)	667.080	695.396	676.617	625.356
Colombia (Colombian Peso/Euro)	2,575.879	2,576.808	2,561.534	2,557.460
Guatemala (Quetzal/Euro)	10.882	10.704	11.230	10.708
Mexico (Mexican Peso/Euro)	16.685	16.769	16.943	16.502
Nicaragua (Cordoba/Euro)	31.066	27.943	32.401	29.239
Peru (Peruvian Nuevo Sol/Euro)	3.902	3.767	3.971	3.754
Uruguay (Uruguayan Peso/Euro)	26.908	26.039	26.593	26.850
Venezuela (Bolivar Fuerte/Euro) (3)	6.215	5.277	6.215	5.746

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 30/June/11 and 31/December/10.

(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.
January — June 2011 Results — TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
In the first half of the year, Telefónica España’s businesses continued to be shaped by weak consumer consumption in Spain combined with intense competition.
Against this backdrop, the Company continued to focus its commercial strategy on high-value customers, stepping up efforts aimed at improving customer satisfaction and increase retention levels. As a consequence, churn improved across businesses in the second quarter.
In parallel with this commercial strategy, the Company reduced the commercial resources devoted to customer acquisition leading to a year-on-year drop in net additions across all services.
By the end of June 2011, Telefónica España managed a total of 47.4 million accesses (+0.5% year-on-year), being noteworthy the steady growth in mobile contract customers (+6% year-on-year) and the continued expansion of mobile broadband accesses, which were 1.5 times higher than in June 2010. In the wireline business, retail fixed broadband internet accesses rose by 1% year-on-year, while the number of Pay TV customers increased 5% year-on-year.
Revenues in the first half of 2011 totalled 8,752 million euros (-6.1% year-on-year; -6.6% in the quarter), mainly as a result of lower ARPUs across services due to reduced customer usage and intense price pressure.
In the wireline business it is worth to highlight the positive performance posted by IT (+14.6% year-on-year in the first half) and data revenues (+6.0% year-on-year). Highlights of the mobile business include a sharp rise in data revenues, which ramped up in the second quarter to post an increase of 12.7% year-on-year (+11.4% in the first half), thanks to robust growth in non-P2P SMS revenues (+23.7% year-on-year in the first half, +26.1% in the quarter).
Meanwhile, operating expenses totalled 5,015 million euros in the first half of 2011, down 1.5% year-on-year (-2.2% in the quarter). Breakdown by component is the following:
•
Supplies totalled 2,009 million euros in the first half of 2011, posting a 1.6% year-on-year decrease mainly due to the lower mobile interconnection costs. In the second quarter supply costs dropped 2.2% year-on-year.

•	Subcontract expenses fell by 1.1% year-on-year to 1,491 million euros (-1.8% year-on-year in the quarter), reflecting a slowdown in commercial activity.
•
Personnel expenses amounted to 1,261 million euros in the first half, with a year-on-year increase of 3.2%, similar to that of the second quarter, as a result of the wage adjustment to 2010 CPI. Telefónica España’s headcount stood at 35,390 employees at the end of the first half.

•	Taxes fell by 24.7% year-on-year (-34.0% in the second quarter) to 176 million euros, as a consequence of the Company’s revenue performance.
•
Bad debt provisions, which amounted to 0.9% of revenues, totalled 78 million euros in the first half, down 9.9% year-on-year, reflecting efforts to improve bad debt recovery levels (-3.1% in the quarter).

As a result, OIBDA reached 3,911 million euros in the first half (-10.6% year-on-year), primarily reflecting the loss of higher-margin revenues and leaving the OIBDA margin at 44.7% (-2.3 percentage points year-on-year). OIBDA in the second quarter declined 10.7% year-on-year, eroding the margin by 2.1 percentage points to 45.3%.
The Company’s commitment to offer high-quality services amid a background of strong growth in data traffic, both fixed and mobile, led to an 8.7% year-on-year increase in CapEx in the first half to 903 million euros.
January — June 2011 Results — TELEFÓNICA

Operating cash flow totalled 3,008 million euros in the first half of 2011(-15.2% year-on-year).
Moreover, it should be mentioned that in early July Telefónica España reached a wide-ranging three-year Social Agreement with the unions. The Agreement includes a Redundancy Plan involving up to 6,500 employees at the wireline business through 2013, which is voluntary, universal and non-discriminatory, and has already been approved by labour authorities. It also includes a new Collective Agreement for 2011-2013 which, for the first time, include salaries reviews linked to the Company’s OIBDA targets.
The current value of the cost of the Redundancy Plan before taxes is estimated to be approximately 2,700 million euros (around 415,000 per employee), which will be booked as non-recurrent personnel expenses in the current year. The Company’s results over the next few years will benefit from higher efficiency in personnel expenses, with a positive impact on cash flow generation from year one.
Commercial activity and revenue performance by business unit
Wireline business
At the end of June 2011, the Company managed a total of 15.8 million wireline accesses (retail wireline telephony access, wholesale line rental -AMLT-, fully unbundled loops and naked wholesale ADSL), a slight drop of 1% year-on-year.
Retail wireline telephony accesses stood at 12.7 million in June 2011 (-7% year-on-year), affected by a slower market growth environment and the unbundling of loops. Nonetheless, 66% of the loss in retail accesses was offset by net growth in wholesale accesses, which continue to generate revenues for the Company.
Retail fixed broadband internet accesses at Telefónica España rose 1% year-on-year to nearly 5.7 million in June 2011. Despite a drop in churn in the second quarter, the Company’s commercial strategy to focus on “value” combined with a more selective targeting for new customers in a highly competitive environment resulted in a lower volume of gross additions and a net loss of accesses in the period. The Company’s estimated access market share exceeded 51%, with nearly 90% of retail fixed broadband accesses included in double or triple play offers.
Pay TV accesses totalled 785 thousand at the end of June, with a year-on-year increase of 5%.
In the wholesale business, indirect broadband accesses reached 652 thousand to June 2011 (+40% year-on-year), while growth in unbundled loop leases continued to slow (+14% year-on-year), to nearly 2.7 million. Of these, 92% are shared loops, and the rest are full unbundled (including 685 thousand naked shared loops).
Revenues in the first half of 2011 amounted to 5,353 million euros (-5.9% year-on-year; -6.4% in the quarter). The following is a breakdown by component:
•	Traditional access revenues fell 9.2% year-on-year (-9.7% in the quarter), due to the decline in the number of accesses and the lower average revenue per line.
•
Voice service revenues decreased by 10.5% year-on-year in the first half, affected by lower traffic and the growing weight of traffic flat-rates, though the year-on-year decline slowed down quarter-on-quarter (-10.1% in the quarter).

January — June 2011 Results — TELEFÓNICA

•	Internet and broadband revenues fell by 5.5% year-on-year in the first half (-6.8% in the quarter):
•
Retail broadband revenues fell 10.5% year-on-year (-11.4% in the quarter), mainly due to the drop in effective ARPU (-12.0% year-on-year). It should be noted the lower decline in ARPU recorded in the quarter (-11.0% year-on-year; -12.7% in the previous quarter), as a result of the changes made in the Company’s promotions raising entry points.

•	Wholesale revenues rose 27.3% year-on-year (+21.3% in the quarter).
•	Data revenues grew 6.0% year-on-year in the first half (+1.9% in the quarter). Excluding revenues from Telefónica España’s wireless business, data revenues would have been flattish year-on-year.

•	IT services revenues in the first six months of 2011 climbed 14.6% year-on-year, continuing the positive growth trend observed in the previous quarter (+18.1% in the quarter).
Wireless business
At the end of June 2011, the estimated penetration in the Spanish mobile telephony market stood at 126%.
Against a backdrop of strong price-oriented competition, the Company continued to focus on selectively targeting new customers according to their value potential. It also put renewed emphasis on further developing and increasing the loyalty of its existing, highest-value customers.
It is noteworthy the steady growth posted by contract gross additions in the first half (+12% year-on-year) and positive performance in churn in this segment compared with previous months, at 1.7% (1.8% in the first quarter of the year). This performance translated into total net additions of 60 thousand accesses in the first half, being noteworthy contract net additions that reached 272 thousand accesses (118 thousand accesses in the quarter).
The total churn rate in the first half was stable quarter-on-quarter standing at 2.4% (+0.1 percentage points year-on-year).
Consequently, contract accesses rose 6% from June 2010, accounting for more than 68% of the Company’s total accesses (+2 percentage points year-on-year) and totalling 24.4 million (+2% from June 2010).
Mobile broadband penetration increase remains one of the Company’s key priorities. By the end of June, more than 23% of mobile accesses included this service (+7 percentage points year-on-year; +4 percentage points from December 2010).
Traffic continued to reflect lower customer usage, dropping 2.2% year-on-year (-3.2% in the quarter).
Total ARPU stood at 23.2 euros in the first half, down 9.3% year-on-year (-9.4% in the quarter).
Voice ARPU (-14.0% year-on-year in the first half; -14.5% in the quarter) continued to be shaped by declining usage, lower mobile termination rates (-19.2% following the cuts effective from April 2011) and ongoing pressure on retail prices.
On the contrary, it is especially remarkable the sustained positive performance of data ARPU, growing 8.9% on June 2010, and consolidating its acceleration trend in the second quarter with growth of 10.7%. Data ARPU now accounts for 25% of total ARPU (+4 percentage points year-on-year), fuelled by rapid growth in mobile broadband.
Data revenues registered a solid 11.4% year-on-year increase in the first half, ramping-up quarter-on-quarter (+12.7% in the quarter), and accounting for more than 24% of mobile service revenues (+4 percentage points year-on-year). Revenues from non-P2P SMS services continued to drive growth at the data business, rising 23.7% year-on-year in the first half (+26.1% in the second quarter) to account for 73% of data revenues (+7 percentage points year-on-year).
January — June 2011 Results — TELEFÓNICA

Revenues reached 3,955 million euros in the first half of 2011, with a year-on-year decrease of 6.1% (-6.7% in the quarter).
•
Mobile service revenue totalled 3,329 million euros in the first half, a year-on-year decrease of 7.9% (-8.1% in the quarter), affected by lower usage and a drop in prices. Excluding the impact from lower mobile termination rates, mobile service revenues would decrease 5.9% year-on-year in the first half.

•	Customer revenues fell 7.2% year-on-year (-7.7% in the quarter) due to lower usage and intense competition.
•	Interconnection revenues dropped 16.4% year-on-year in the first half (-17.0% in the quarter).
•	Roaming-in revenues fell 8.8% year-on-year in the first half of the year (-15.2% in the quarter), hit by the cut in mobile termination rates in July 2010 and lower traffic.
•	Revenues from handset sales rose to 626 million euros in the first half, a year-on-year increase of 4.3% (+1.7% in the quarter), thanks to higher “smartphones” sales.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2010			2011
	June	September	December	March	June	% Chg

Final Clients Accesses	44,113.8	44,231.5	44,257.4	44,047.0	43,685.6	(1.0)
Fixed telephony accesses (1)	13,663.9	13,485.0	13,279.7	13,006.2	12,729.0	(6.8)
Naked ADSL	37.0	39.1	38.1	37.4	37.2	0.5
Internet and data accesses	5,823.0	5,849.5	5,879.8	5,888.0	5,802.1	(0.4)
Narrowband	179.6	155.2	136.1	118.4	113.2	(36.9)
Broadband (2)	5,620.3	5,672.1	5,722.3	5,749.2	5,669.1	0.9
Other (3)	23.2	22.2	21.4	20.4	19.8	(14.6)
Mobile accesses	23,879.1	24,123.6	24,309.6	24,366.4	24,369.9	2.1
Prepay	8,095.6	8,022.3	7,919.8	7,823.1	7,708.6	(4.8)
Contract	15,783.5	16,101.3	16,389.7	16,543.3	16,661.3	5.6
Pay TV	747.8	773.4	788.2	786.4	784.6	4.9

Wholesale Accesses	3,004.1	3,132.5	3,333.8	3,536.2	3,686.4	22.7
WLR (4)	205.1	250.5	294.5	341.7	379.2	84.9
Unbundled loops	2,331.8	2,371.5	2,477.1	2,578.9	2,654.2	13.8
Shared ULL	324.8	296.7	264.0	240.3	223.7	(31.1)
Full ULL (5)	2,007.0	2,074.8	2,213.1	2,338.6	2,430.4	21.1
Wholesale ADSL	464.4	508.0	561.3	614.9	652.3	40.5
Other (6)	2.8	2.5	0.9	0.8	0.7	(74.8)

Total Accesses	47,117.9	47,364.0	47,591.2	47,583.2	47,372.0	0.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	Wholesale Line Rental.

(5)	Includes naked shared loops.

(6)	Wholesale circuits.
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January – June				April – June
	2011	2010	% Chg		2011	2010	% Chg

Revenues	8,752	9,321	(6.1)		4,380	4,688	(6.6)
Internal exp capitalized in fixed assets	152	123	23.4		80	65	23.2
Operating expenses	(5,015)	(5,091)	(1.5)		(2,489)	(2,546)	(2.2)
Supplies	(2,009)	(2,041)	(1.6)		(985)	(1,008)	(2.2)
Personnel expenses	(1,261)	(1,222)	3.2		(634)	(614)	3.2
Subcontracts	(1,491)	(1,508)	(1.1)		(751)	(765)	(1.8)
Bad debt provision	(78)	(87)	(9.9)		(44)	(45)	(3.1)
Taxes	(176)	(234)	(24.7)		(75)	(114)	(33.9)
Other net operating income (expense)	21	21	(3.0)		15	16	(6.2)
Gain (loss) on sale of fixed assets	4	6	(29.7)		2	3	(42.6)
Impairment of goodwill and other assets	(2)	(2)	(34.9)		(1)	(1)	14.0
Operating income before D&A (OIBDA)	3,911	4,377	(10.6)		1,986	2,224	(10.7)
OIBDA margin	44.7%	47.0%	(2.3	p.p.)	45.3%	47.5%	(2.1	p.p.)
Depreciation and amortization	(1,049)	(990)	6.0		(526)	(497)	5.9
Operating income (OI)	2,862	3,388	(15.5)		1,460	1,728	(15.5)

Notes:

- OIBDA and OI before brand fees.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January – June			April – June
	2011	2010	% Chg	2011	2010	% Chg

Traditional Access (1)	1,085	1,196	(9.2)	535	593	(9.7)
Traditional Voice Services	1,634	1,826	(10.5)	816	908	(10.1)
Traffic (2)	904	1,031	(12.3)	448	511	(12.3)
Interconnection (3)	376	412	(8.7)	192	205	(6.3)
Handsets sales and others (4)	354	384	(7.7)	176	192	(8.4)
Internet Broadband Services	1,408	1,490	(5.5)	703	754	(6.8)
Narrowband	6	10	(40.4)	3	4	(39.3)
Broadband	1,402	1,481	(5.3)	700	750	(6.6)
Retail (5)	1,144	1,278	(10.5)	567	640	(11.4)
Wholesale (6)	258	203	27.3	133	110	21.3
Data Services	706	666	6.0	348	341	1.9
IT Services	297	259	14.6	162	137	18.1
Subsidiaries and eliminations	224	249	(10.2)	111	126	(11.9)
Revenues	5,353	5,687	(5.9)	2,675	2,859	(6.4)

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges and WLR access.

(2)	Local, domestic long distance, fixed to mobile and international traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonus and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January – June			April – June
	2011	2010	% Chg	2011	2010	% Chg

Service Revenues	3,329	3,613	(7.9)	1,681	1,829	(8.1)
Customer Revenues	2,894	3,120	(7.2)	1,458	1,580	(7.7)
Interconnection	340	407	(16.4)	166	200	(17.0)
Roaming — In	54	59	(8.8)	30	36	(15.2)
Other	42	28	49.1	26	13	99.6
Handset revenues	626	600	4.3	296	291	1.7
Revenues	3,955	4,213	(6.1)	1,977	2,120	(6.7)

-	Service revenues include Tuenti since August of 2010.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2010			2011
	Q2	Q3	Q4	Q1	Q2	% Chg

Traffic (Million minutes)	10,562	10,675	10,412	9,936	10,229	(3.2)

ARPU (EUR)	25.6	26.2	24.5	23.2	23.2	(9.4)
Prepay	11.6	12.2	10.6	9.6	9.5	(17.6)
Contract	32.9	33.2	31.2	29.7	29.6	(10.1)

Data ARPU (EUR)	5.2	5.6	5.7	5.7	5.8	10.7
% non-P2P SMS over data revenues	65.8%	67.8%	67.8%	72.0%	73.3%	7.6	p.p.

Notes:

-	ARPU calculated as monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
CUMULATIVE SELECTED OPERATING DATA
Unaudited figures

	2010			2011
	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	% Chg

Traffic (Million minutes)	20,613	31,288	41,700	9,936	20,165	(2.2)

ARPU (EUR)	25.6	25.8	25.4	23.2	23.2	(9.3)
Prepay	11.5	11.7	11.4	9.6	9.6	(16.8)
Contract	33.0	33.1	32.6	29.7	29.7	(10.2)

Data ARPU (EUR)	5.3	5.4	5.5	5.7	5.8	8.9
% non-P2P SMS over data revenues	65.4%	66.2%	66.6%	72.0%	72.7%	7.3	p.p.

Notes:

-	ARPU calculated as monthly quarterly average of each period.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — June 2011 Results — TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica1
The Latin American business continued to grow at a fast pace in the first half of 2011, with domestic demand consolidating its role as the main driver for this dynamism, along with increasing investment and private consumption. Brazil remains leading Latin America expansion being the main region’s growth driver.
Telefónica consolidates the growth of its Latin American customer base for another quarter, to a total of 190.4 million accesses (+8% year-on-year).
Highlights of key trends in the wireless business in the first six months of 2011 include:
•	Estimated penetration in Latin America rose to 103% (+10 percentage points year-on-year).
•
Telefónica’s mobile accesses in the region rose by 10% year-on-year to 155.5 million, thanks to the Company differential profile, underpinned by a sharp rise (+21%) in contract accesses, which account for 21% of total accesses (+2 percentage points year-on-year).

•	Net additions in the first half totalled 6.3 million accesses (3.9 million in the quarter), of which 40% were contract accounts.
•	Mobile broadband penetration still enjoys strong growth potential, reaching 7% of Telefónica’s total mobile accesses (+2 percentage points from December 2010).
•	Churn at 2.7% in the first half was stable versus first quarter, with significantly lower levels of contract churn.
•	Managed traffic climbed 11% year-on-year in the first half and accelerating in the second quarter (+14%), a growth that exceeds customer growth.
•
Data revenues continued showing strong dynamism rising 31% year-on-year to June, in line with previous quarters. Data revenues accounted for 25% of mobile services revenues in the first half (+4 percentage points year-on-year), consolidating their role as a key driver of revenue growth.

•
ARPU confirmed the positive trend of previous quarters and reached for the first time in the last five quarters positive year-on-year growth (+0.3% in the first half) supported by the growth of outgoing ARPU (+2.1% year-on-year). This evolution highlights the differential profile of Telefónica’s customer base in the region.

Highlights from the fixed business include the following:
•	Telefónica managed 34.8 million fixed-line accesses in the region at the end of June 2011 (+2% year-on-year).
•	The focus on bundling and broadband is reflected in that 70% of wireline accesses is already included some kind of bundled service, while 90% of broadband accesses have a 2P or 3P offer.

[1]
Organic growth: In financial terms, it assumes constant average exchange rates as of January-June 2010, and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-June 2010 the consolidation of Vivo is included. In OIBDA terms the impacts from sales of associated companies are excluded. Results from the Costa Rican operation are excluded from the organic growth calculation. Capex excludes investments in spectrum. 2011 financial results and accesses include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

January — June 2011 Results — TELEFÓNICA

•
In the broadband segment, the Company managed 7.9 million accesses (+14% year-on-year) in the first half following net additions of 418 thousand (231 thousand in the second quarter) showing a sequential improvement from the first quarter.

•
In Pay TV, the customer base stood at 2.1 million, including TVA customers in Brazil, while net additions in the first half stood at 315 thousand accesses (165 thousand excluding TVA customers), which reflect the success commercial refocus of this service.

•	Traditional fixed telephony accesses totalled 24.2 million through June 2011, a slight year-on-year decrease of 1%.
It should be noted that Telefónica Latinoamérica’s reported year-on-year financial results reflect the full consolidation of Vivo from the fourth quarter of 2010 (previously this company’s results were proportionately consolidated).
Particularly noteworthy was the solid growth across the operations, despite a lower contribution from the business in Mexico and regional projects vs. the first half of 2010 (-92 million euros in the year-on-year comparison in revenues and OIBDA in the first half).
First half revenues totalled 14,117 million euros, a year-on-year reported growth of 18.4% and 5.6% in organic terms, in line with first-quarter growth. Excluding Mexico, revenues of Telefónica Latinoamérica maintained the sustained acceleration showed in previous quarters, increasing 7.0% in organic terms in the first half (+20.9% reported).
Brazil consolidated its role as the region’s main market, accounting for 50% of first-half revenues. Similarly, Brazil is the main contributor to organic revenue growth (+3.1 percentage points). Following Brazil, Argentina (11%), Chile (8%), Venezuela (8%), Peru (7%) and Mexico (6%) are Telefónica’s next-largest markets by revenue.
Operating expenses (9,198 million euros in the first half) rose 5.9% year-on-year in organic terms (+19.5% reported):
•
Supply expenses increased by 3.2% year-on-year in organic terms to 3,622 million euros, impacted by higher expenses in circuits, sites, towers and content providers associated to new services. Handset costs increased in countries like Argentina, Venezuela and Peru mainly due to the higher commercial activity and the higher-end handsets as smartphones.

•
Subcontract expenses reached 3,730 million euros rising 7.9% year-on-year in the first half in organic terms. This evolution reflects the increased amount of resources associated to network and systems and the stronger effort on customer care and commissions, both in fixed and wireless operations.

•
Personnel expenses totalled 1,261 million euros rising 13.7% in organic terms and remained affected by the insourcing developed in Brazil in 2010 which generated costs savings in other operating expenses, and by the increase of inflation in some markets of the region.

OIBDA amounted to 5,190 million euros, up 4.2% year-on-year in organic terms (+16.6% reported). Excluding the contribution from the Mexican business OIBDA growth of Telefónica Latinoamérica continued its accelerating trend from previous quarters to reach 6.6% year-on-year organic growth (20.1% reported).
The Company maintained high efficiency ratios amid an intensely competitive environment, with an OIBDA margin of 36.8% (-0.6 percentage points reported) despite a low margin in Mexico and the lower contribution from high margin regional projects in 2011.
CapEx in the first six months of 2011 totalled 2,072 million euros (+16.8% year-on-year organic; +66.8% reported), mainly devoted to growth in mobile broadband, improvements in 3G capacity and coverage and also to broadband service at fixed operators. It is worth noting that CapEx was affected by the accrual in the first half 2011 of the wireless spectrum in Brazil for 355 million euros granted in 2010 and by the spectrum acquisition in Costa Rica for 68 million euros.
January — June 2011 Results — TELEFÓNICA

Operating cash flow stood at 3,117 million euros (-0.7% year-on-year in organic terms; -2.9% reported).
BRAZIL (year-on-year changes in organic terms)
Brazil maintains a solid economic growth, fuelled by strong consumer spending, enhancing the country’s role as the driver of Latin American growth.
Amid this positive environment, Telefónica remains the market leader, capitalising on the benefits accruing from the integration of the Company’s mobile and fixed operations, which have accelerated the pace of the growth trend achieved in previous quarters.
Telefónica in Brazil managed 79.8 million accesses at the end of June 2011, up 12% year-on-year, underpinned by the continued pace of growth in wireless accesses (+14% year-on-year) and fixed broadband accesses (+17% year-on-year).
It should be noted that reported year-on-year financial results reflect the full consolidation of Vivo from October 2010 (previously this company’s results were proportionately consolidated). Similarly, TVA has been fully consolidated since June 2011, with retroactive effects since January, contributing with 150 thousand Pay TV accesses, 33 million euros in revenue and 10 million euros in OIBDA to first-half 2011 results.
Telefónica’s Brazilian revenues totalled 7,123 million euros in the first half, a year-on-year increase of 6.4%, showing a slight acceleration in the second quarter (+6.5% year-on-year).
Operating expenses were 4,633 million euros in the first half rising 3.9% year-on-year:
•
Supply expenses fell 2.9% year-on-year to 1,742 million euros, thanks to commercial cost savings mainly in the wireless business despite the strong competitive environment and the intense commercial activity.

•
Personnel expenses rose 16.4% year-on-year to 527 million euros due to the increase in the number of employees mainly related with the insourcing processes developed in 2010 and which generate cost savings in other operating costs.

•	Subcontract expenses increased by 7.2% year-on-year to 2,072 million euros, mainly due to rising customer care and management expenses associated with the growth of mobile and broadband customers.
OIBDA in the first half (2,661 million euros) also showed an acceleration in the growth rate to 13.2% year-on-year in the first half (+14.0% in the second quarter), reaching high profitability ratios. OIBDA margin continued expanding to 37.4% (38.8% in the quarter), gaining 2.2 percentage points year-on-year (+2.5 percentage points in the second quarter).
CapEx stood at 1,120 million euros in the first half, and included in the second quarter the cost of the spectrum granted in 2010 (355 million euros). Stripping out this impact, CapEx advanced 7.0% year-on-year. First half operating cash flow was 1,541 million euros (+15.9% year-on-year, excluding the spectrum acquisition).
Commercial activity and revenue performance by business unit
Wireless business
Estimated penetration in the Brazilian wireless market stood at 112% at the end of June 2011, up 16 percentage points year-on-year.
January — June 2011 Results — TELEFÓNICA

In the second quarter, and despite operating in a strong competitive environment, the Company continued to draw improvements coming from its integrated management model, with excellent customer satisfaction levels. It simultaneously positioned itself as a clear technology and quality leader focused on new businesses and services.
At the end of June, the Company managed 64.0 million accesses, maintaining the first quarter’s solid pace of growth, with a year-on-year increase of 14%, as first-half net additions totalled 3.8 million accesses (2.0 million in the second quarter). Vivo’s market share stood at 29.5%.
It should be noted, for another quarter, the Company’s determination to enhance the quality of the customer base, reflected in a 25% year-on-year increase of contract customers, which now account for 22% of the customer base (+2 percentage points year-on-year). The contract segment accounted for 43% of total net additions in the first half, reaching a 45% share of market contract net additions in the first half and boosting the contract segment’s market share to 36.1% to June 2011 (+2 percentage points year-on-year).
Churn stood at 2.8% in the first half and in the quarter, slightly higher year-on-year due to higher churn in the prepay segment.
Traffic climbed 17% year-on-year in the first half, driven mainly by on net and long distance traffic, showing a clear acceleration in the second quarter (+20%), and growing at a superior rate than the client base.
ARPU notably changed its trend compared to previous quarters: while year-on-year first-half ARPU remained in negative territory (-0.7%), it slightly rose in the second quarter (+0.4%) despite substantial growth in accesses. The shift illustrates the success of two core principles underlying Vivo’s strategy and positioning in the market: a commitment to improve the quality of the customer base and the development of new products and services which continue transforming the Company towards the data business.
The pace of revenue growth continued to increase versus previous quarters, rising 13.8% year-on-year in the first half (13.9% in the quarter) to 4,319 million euros. It should be noted the solid rise in mobile service revenues (+14.8% year-on-year in the first half; +15.1% in the quarter), maintaining the improvement in trends seen since the Company has been managed solely by Telefónica.
Data business consolidated its role as the Company’s main growth driver, rising 42.0% year-on-year and accounting for 22% of mobile service revenues (+4 percentage points year-on-year). It is worth to highlight that non-P2P SMS data revenue now accounts for 64% of total data revenue, reflecting the strong performance of mobile broadband, another service where Vivo is a sector benchmark.
Wireline business
By the end of June 2011, Telefónica managed 15.8 million fixed-line accesses in Brazil (-2% year-on-year).
Accesses at the traditional fixed-line totalled 11.1 million, with a notable reduction in access losses in the second quarter (46 thousand accesses; 166 thousand accesses in the first half).
Broadband accesses climbed 17% year-on-year to 3.5 million at the end of June 2011, accounting for 31% of the Company’s fixed accesses (+5 percentage points year-on-year). Net additions in the quarter totalled 93 thousand and 168 thousand in the first half, with a sequential improvement in net additions in the second quarter, in line with traditional accesses performance.
Telesp managed 682 thousand pay TV accesses by end June 2011, including TVA accesses from June 2011 (150 thousand customers). Stripping out TVA customers, the Company reported first half net additions of 45 thousand accesses (23 thousand additions in the quarter), reflecting the success of the Company’s offer repositioning.
January — June 2011 Results — TELEFÓNICA

Revenues stood at 3,606 million euros in the first half, with year-on-year growth of 4.7%, gaining momentum compared to the previous quarter. Accordingly, the Company clearly reflects the operating and commercial improvements seen throughout 2010.
Revenues from traditional fixed-line telephony improved, and remained unchanged year-on-year in the first half (+0.2% year-on-year in the first half and +0.9% in the second quarter), mainly driven by the growth in SMP service and fixed-to-mobile traffic offsetting lower local traffic. Meanwhile, revenues from Internet, pay TV and content accounted to 16% of total revenues and continue increasing its contribution to revenues.
ARGENTINA (year-on-year changes in local currency)
Telefónica Argentina continued strengthening its strategy of focusing on increasing customer value, with a particular focus on a differencial offer in broadband, both fixed and mobile.
At the end of the first half of 2011, the Company managed 22.5 million accesses (+1% year-on-year), with noteworthy performance by fixed broadband, a change in evolution in mobile accesses and stable traditional fixed accesses.
Revenue stood at 1,513 million euros for the first six months of 2011, with year-on-year growth of 16.2% (+16.6% in second quarter), reflecting positive revenue performance in both the fixed and mobile businesses.
Operating expenses increased 21.0% year-on-year in the first half, in line with the first quarter of the year, to reach 1,008 million euros. This trend is explained by the widespread increase in prices that translated into higher personnel expenses and higher subcontracts expenses, and by mobile traffic increase, increasing interconnection and roaming costs.
OIBDA totalled 510 million euros in the first six months, a year-on-year rise of 10.1% (+9.3% in the second quarter), with an OIBDA margin of 32.7% (-1.9 percentage points year-on-year).
Operating cash flow in the first half amounted to 349 million euros, up 2.6% year-on-year despite increased CapEx of 161 million euros in the first six months of 2011 (+31.1% year-on-year).
Commercial activity and revenue performance by business unit
Wireless business
The estimated penetration rate in Argentina stood at 131% at the end of June 2011, a year-on-year increase of 5 percentage points.
Telefónica in Argentina managed 16.4 million mobile accesses at June 2011, unchanged for the past twelve months, though it is important to note a positive change in net additions trend, reaching 354 thousand accesses in the quarter (205 thousand accesses in the first half). Particularly remarkable was the contract segment’s good performance, after recording net additions of 228 thousand accesses in the first half (134 thousand in the quarter), a year-on-year rise of 10% in this segment, now accounting for 37% of total accesses.
Churn was 2.4% in the first half, improving in the second quarter (2.0%, +0.1 percentage points year-on-year), and with churn rate in the contract segment standing out as a market benchmark.
Traffic increased by 9% year-on-year in the second quarter and by 8% in the first half.
Year-on-year growth in ARPU accelerated in the second quarter to 19.3% (+15.9% in the first half), fuelled by a rising share of contract accesses.
January — June 2011 Results — TELEFÓNICA

Revenue in the first half totalled 960 million euros, posting a solid year-on-year increase of 15.5% (+14.9% in the second quarter). This performance was spurred by the positive performance of mobile service revenue, which continued the previous quarter’s growth trend, rising 13.6% year-on-year in the first half, and by stronger handset sales (+41.6% year-on-year) stemming from the Company’s focus on attracting and retaining high-value customers.
Data revenue registered a solid year-on-year increase of 25.3% in the first half of the year (+28.8% in the quarter) and now accounts for 38% of mobile service revenue (+4 percentage points year-on-year).
Wireline business
Telefónica managed 6.2 million fixed accesses in Argentina by the end of 2011, up 3% year-on-year.
In the broadband market, managed accesses totalled 1.5 million, registering substantial year-on-year growth of 14%, following net additions of 74 thousand accesses in the first half (41 thousand in the second quarter). Telefónica continues to consolidate its position as a market benchmark, thanks to both its high quality levels and the excellence of its service, as reflected by its low churn rate.
The number of traditional telephony accesses stood at 4.6 million at the end of the first half of 2011, remaining stable year-on-year. The Company continues to prioritise service bundling, as 73% of accesses now include some traffic bundling (+2 percentage points year-on-year).
Revenue totalled 603 million euros in the first half, increasing 18.0% year-on-year (+19.9% in the second quarter), highlighting the strong growth in Internet and content revenue, which rose 33.9% in the first half (+35.3% in the quarter) and traditional telephony business revenue (+11.7% year-on-year in the first six months of the year and 14.6% in the second quarter).
CHILE (year-on-year changes in local currency)
The telecommunications market in Chile maintains its growth potential, and Telefónica, operating under the Movistar brand, has a unique competitive advantage with global integrated offers that have made it the market leader.
Telefónica managed 12.4 million accesses in Chile at the end of the first six months of 2011, a year-on-year increase of 12%, maintaining the pace of growth registered during the first quarter of the year, mainly due to the strong rise in mobile and pay TV accesses and the acceleration of broadband growth.
Revenue stood at 1,134 million euros for the first six months of 2011, showing year-on-year growth of 6.4% (+5.9% during the second quarter of the year), reflecting the good performance of mobile revenue and stable fixed-line business.
Operating expenses in the first half of the year totalled 642 million euros, with a year-on-year increase (+4.2%) below revenue growth rate. Main growth items come from higher supplies (+16.3% year-on-year) as a result of higher commercial activity of mobile business, and higher interconnection and content costs. The positive evolution of personnel and subcontracts expenses reflect the efforts of the Company to maximize efficiency.
OIBDA stood at 510 million euros for the six-month period, with solid year-on-year growth of 8.2%, after recording an acceleration during the second quarter (+8.6% year-on-year), and an OIBDA margin expansion, standing at 45.0% for the first half of the year (+0.8 percentage points year-on-year) and at 46.9% for the second quarter (+1.3 percentage points year-on-year).
Operating cash flow totalled 310 million euros (-4.2% year-on-year), on higher CapEx (+35.4% year-on-year) of 199 million euros during the first half of the year.
January — June 2011 Results — TELEFÓNICA

Commercial activity and revenue performance by business unit
Wireless business
Estimated penetration of the Chilean mobile market stood at 131% at the end of the second quarter of 2011 (+19 percentage points year-on-year).
The Company managed 9.3 million mobile accesses by the end of June 2011, showing year-on-year growth of 16%, highlighting a strong performance from both, the contract segment accounting for 29% of total accesses, and the prepay segment. Net additions during the six-month period reached 514 thousand accesses (208 thousand during the second quarter), a year-on-year increase of 10%, reflecting the strong growth in gross additions and a churn rate that continued being a benchmark in the market (1.6% up to June; +0.1 percentage points year-on-year).
Traffic increased by 6% year-on-year in the first six months of the year (+5% in the second quarter).
ARPU decreased by 5.3% year-on-year during the first half (-6.2% year-on-year in the quarter), although it is important to note contract ARPU evolution shows a turnaround in the trend and increase by 0.9% during the second quarter.
Revenue during the first half of 2011 totalled 685 million euros, showing year-on-year growth of 12.1% (+10.6% in the quarter), and reflecting a good performance in terms of mobile service revenue (+11.4% year-on-year in the first half).
Data revenue over the first six months of 2011 showed an important growth of 42.6% year-on-year (+35.9% year-on-year on the quarter) and now accounts for 19% of mobile service revenue (+4 percentage points year-on-year). Non-P2P SMS data revenue accounts for 71% of data revenue in the semester (+8 percentage points year-on-year).
Wireline business
Telefónica managed 3.1 million fixed accesses at the end of June 2011, slightly more than at June 2010 (+1% year-on-year). The Company continues to focus on boosting unit customer value as growth lever, with almost all accesses associated with a service bundled offer.
Broadband accesses were 844 thousand at the end of the first six months of 2011, speeding up year-on-year growth (+6%) on the strength of the changing trends of net additions during the last quarter (23 thousand accesses during the second quarter; one thousand net loss during the first quarter).
It is worth to mention the pay TV performance, with year-on-year growth of 22%, standing at 373 thousand accesses, after registering net additions of 32 thousand accesses during the first six months of 2011 (+45% year-on-year) thanks to a strategy that continues to bolster service quality with high-definition channels and continuous improvements in the entertainment offer.
Traditional business accesses are still slowing their downward trend (-3.2% year-on-year, compared to -4.4% in 2010), mainly due to higher gross additions and a stabilization of churn, with an accesses net loss 34% lower than during the first six months of 2010.
Revenue stood at 511 million euros for the first half of 2011, with year-on-year growth of 0.7%, increasing to 1.3% during the second quarter of the year. The improved performance was explained by the Company’s transformation strategy, reflected in the higher revenue for Internet, TV and contents (+12.0% year-on-year over the six months; +14.7% in the quarter). Likewise, revenue from data, IT and capacity rental also marked a strong pace of growth (+9.7% year-on-year over the six months; +7.1% in the quarter). Both now account for 47% of fixed-line revenue (+4 percentage points year-on-year), thereby offsetting lower revenue from traditional business (-7.0% year-on-year over the six months; -6.6% in the quarter).
January — June 2011 Results — TELEFÓNICA

PERÚ (year-on-year changes in local currency)
The telecommunications market in Peru continued to show solid growth, and Telefónica retained its position as market leader, managing a total of 17.5 million accesses at the end of June 2011 (+7% year-on-year). It is worth highlighting growth in fixed broadband (+18% year-on-year) and mobile (+9% year-on-year) businesses, as well as the sequential slowdown in the loss of traditional fixed line accesses and the shift to a growing trend in pay TV.
Revenue consolidated the pace of growth registered in recent quarters, with an increase of 5.2% year-on-year in the first half of the year (+4.6% in the second quarter) reaching 971 million euros in the first six months, mainly due to positive growth evolution in mobile revenues (+11.9% year-on-year).
Operating expenses stood at 619 million euros in the first half of 2011 (+7.0% year-on-year), in line with higher commercial activity, both fixed and mobile, due to greater subcontract expenses (+9.6% year-on-year) and supplies (+4.7% year-on-year). Personnel expenses remained under control, posting a 4.7% year-on-year growth.
OIBDA totalled 366 million euros in the first six months of 2011, with year-on-year growth of 4.4% (-1.5% in the second quarter). The OIBDA margin stood at 37.7%, stable on a year-on-year basis and at 37.3% in the second quarter (-2.2 percentage points).
CapEx stood at 85 million euros in the first six months of 2011, showing year-on-year growth of 15.9%. Operating cash flow rose 1.4% year-on-year, amounting 281 million euros.
Commercial activity and revenue performance by business unit
Wireless business
At the end of the first six months of 2011, estimated penetration of Peruvian mobile market stood at 70% (+7 percentage points year-on-year).
Telefónica managed 12.9 million mobile accesses in Peru by the end of June 2011 (+9% year-on-year), accelerating the growth vs. the previous quarter, thanks to the sound performance of the contract segment (+36% year-on-year), which now accounts for 20% of total accesses (+4 percentage points year-on-year), and to improved evolution in the prepay segment.
Thus, net additions increased substantially during the second quarter of the year to 361 thousand accesses (414 thousand for the six-month period) and almost tripled net additions posted in the second quarter of 2010, on the back of increase in gross additions (+20% year-on-year).
During the first six months of the year, the churn rate remained stable at 3.3% (+0.1 percentage points year-on-year), showing a quarterly year-on-year improvement of 0.2 percentage points, standing at 3.1% as a result of the strong recovery in the prepay segment.
During the first six months of the year, traffic increased by 25% year-on-year (+23% in the second quarter), due to the good performance of outgoing traffic (+25% year-on-year).
In the first six months of the year, ARPU consolidated the positive trend initiated during the previous quarter, with a year-on-year increase of 1.7% due to the Company’s focus on capturing and retaining the high-value customers.
Revenue totalled 513 million euros over the first six months of 2011 (+11.9% year-on-year, +11.1% in the second quarter), reflecting the good performance of mobile service revenues, where the pace of growth seen during the previous quarter continued (+11.0% year-on-year in the first half of the year).
It is important to note the positive data revenue evolution (+45.7% year-on-year during the six-month period; +48.8% in the second quarter), now accounting for 14% of total mobile service revenues (+3 percentage points year-on-year), thanks to an increase in non-P2P SMS revenue (+66.6% during the period), which represents 63% of data revenue (+8 percentage points year-on-year).
January — June 2011 Results — TELEFÓNICA

Wireline business2
Telefónica managed a total of 4.6 million fixed accesses in Peru at the end of June 2011, with year-on-year growth of 2%.
Broadband accesses consolidated as the main growth lever, totalling 975 thousand accesses at the end of the six-month period (+18% year-on-year). Net additions totalled 124 thousand accesses in the first half of the year (+117% year-on-year), one of the highest figures achieved since 2009, thanks to a solid performance during the second quarter (71 thousand accesses; +115% year-on-year). This positive trend reflects the effectiveness of the Company’s commercial offer and churn control, which remained practically stable year-on-year.
The Company’s pay TV accesses continued to perform well during the second quarter, with net additions of 25 thousand accesses (45 thousand during the six-month period), to total 736 thousand accesses (+1.6% year-on-year).
Traditional telephony accesses at the end of June 2011 stood at 2.8 million consolidating the deceleration trend registered since mid-2010 (-2% year-on-year in the first six months of the year vs. -5% year-on-year up to June 2010).
At the end of June 2011, 59% of traditional phone accesses were bundled (+6 percentage points year-on-year), and 75% of fixed broadband accesses were marketed under a Dúo or Trío package (+8 percentage points year-on-year), thereby consolidating service bundling as one of the key features behind Telefónica’s success in Peru.
Revenue amounted to 521 million euros during the first six months of 2011 (-1.4% year-on-year, -1.6% in the second quarter), due to lower revenues from traditional telephony (affected by regulatory measures), that were not offset by higher Internet, TV and content revenues (+8% year-on-year growth), which now account for 39% of total revenue (+3 percentage points year-on-year) and higher data, IT and capacity rental revenues (+13% year-on-year).
COLOMBIA (year-on-year changes in local currency)
By the end of June 2011, Telefónica managed 12.3 million accesses in Colombia (+4% year-on-year), thanks to the solid growth of fixed broadband accesses (+19% year-on-year) and pay TV (+34% year-on-year) and a sustained rise in mobile accesses (+4% year-on-year).
Revenue totalled 761 million euros over the first six months of 2011 (+4.9% year-on-year), thus consolidating the positive trend of previous quarters and accelerating growth during the second quarter (+5.8% year-on-year).
Operating expenses increased by 5.3% year-on-year in the first half of 2011 to 557 million euros. This growth was mainly explained by an increase in supplies (+13.6% year-on-year) associated with higher interconnection and roaming costs.
OIBDA stood at 246 million euros for the first six months of the year (+2.2% year-on-year; +3.5% in the quarter), consolidating quarterly trends. Thus, OIBDA margin in the first half of the year reached 32.3% (-0.9 percentage points year-on-year) and in the quarter stood at 32.9% (-0.7 percentage points).

[2]
Wireline telephony accesses include all Telefónica’s fixed accesses in Peru, both those managed by the fixed wireless business and those managed by the mobile business. However, earnings from fixed wireless accesses are included in the results of the Peruvian mobile business.

January — June 2011 Results — TELEFÓNICA

CapEx for the first half of 2011 amounted to 127 million euros (+25.4% year-on-year). As a result, operating cash flow fell 14.7% year-on-year, to 118 million euros for the half-year period.
Commercial activity and revenue performance by business unit
Wireless business
Penetration of Colombia’s mobile market was estimated at 100% at the end of June 2011, a year-on-year increase of 6 percentage points with respect to June 2010.
Telefónica managed 9.9 million mobile accesses (+4% year-on-year), with a substantial increase in the contract segment (+24% year-on-year), which now accounts for 25% of total accesses (+4 percentage points year-on-year) and helps offset the loss of prepay accesses caused by intense competition. The mobile broadband business also performed well, further consolidating its position as one of the Company’s key growth drivers.
The churn rate remained stable compared to previous quarters, standing at 3.6% (+0.4 percentage points year-on-year) in the first half, affected by an upturn in the prepay segment, and despite a lower contract churn rate (-0.3 percentage points year-on-year).
Traffic rose by 12% year-on-year over the first six months of the year, following an acceleration in the second quarter (+15% year-on-year) on the back of increasing outgoing traffic (+15% year-on-year, +18% in the quarter).
Over the first six months of 2011, ARPU increased slightly (+0.5% year-on-year), boosted by growth acceleration during the second quarter (+4% year-on-year).
Revenue stood at 444 million euros during the first half of the year (+9.1% year-on-year, +9.3% in the quarter), consolidating the trend of previous quarters. This growth reflects the positive evolution from mobile service revenues (+8.0% year-on-year in the first half, +8.6% in the quarter), and the increase in handset sales (+26.3% year-on-year in the semester, +18.7% year-on-year in the quarter).
Data revenue further consolidated their role as a growth driver, rising by 60% year-on-year (+52% in the quarter), accounting for 21% of mobile service revenues (+7 percentage points year-on-year). It is also noteworthy, non-P2P SMS data revenue evolution growing by 78% year-on-year (+64% in the quarter), and accounting for 87% of total data revenue (+9 percentage points year-on-year).
Wireline business
Telefónica managed 2.4 million fixed accesses by the end of June 2011 (+3% year-on-year), after registering 18 thousand net additions during the half-year.
The Company’s broadband accesses totalled 588 thousand at the end of the first six months, with an excellent pace of 19% year-on-year growth, after recording 40 thousand net additions in the first half (12 thousand during the last quarter), with a slight desaceleration in commercial activity due to stiff competition.
At the end of the first six months of 2011, pay TV accesses totalled 229 thousand posting a substantial increase (+34% year-on-year), with 24 thousand net additions in the first half of the year (12 thousand in the quarter).
In the traditional business, the Company managed 1.5 million accesses (-5% year-on-year) at the end of June.
One of the major focuses of Company strategy is bundling of different services. 78% of fixed-line accesses are now bundled, and all broadband accesses are marketed as part of either a Dúo or Trío package.
January — June 2011 Results — TELEFÓNICA

Revenue stood at 336 million euros for the half-year, virtually stable year-on-year (-0.4%) thanks to the upward trend registered during the second quarter of 2011 (+1.4% year-on-year), stemming from the operational improvements introduced by the Company from the beginning of 2010. This improvement is reflected in the slowdown of falling revenue from traditional services (-8.8% year-on-year over the first six months vs. -18.9% during the first six months of 2010), and also in the accelerated pace of growth in new business areas.
Thus, Internet, TV and content revenues increased by 18.6% year-on-year during the six-month period (+21.8% during the second quarter of 2011), and now accounts for 26% of total wireline revenues (+4 percentage points year-on-year). Data, IT and capacity rental revenues rose by 1.0% year-on-year during the first half of the year (+4.8% in the quarter).
MEXICO (year-on-year changes in local currency)
Estimated penetration in the Mexican mobile market reached 85% by the end of June 2011, up 7 percentage points year-on-year.
Telefónica México’s first-half operating and financial results reflect the commercial repositioning carried out since mid-2010, meanwhile it is worth noting that the new commercial offering has begun to deliver results with a steady improvement in operating indicators.
Major changes are being implemented in the Mexican telecommunications market, including sharp cuts in call termination rates. Following the resolutions issued by COFETEL, mobile termination rates stand at 0.39 pesos per minute, billed per second according to effective call duration, which represents a nominal change of -61%, although the real reduction is likely to be larger because billing on calls can no longer be rounded to the minute. Likewise, the regulator approved cuts in fixed termination rates and in transit rates.
It should be noticed that, while in the short term the reduction in the termination rates have a negative impact on the Company’s financial results, in the medium and long term it will cause a substantial change in the dynamics of the Mexican market, which will enhance the competitive position of non-dominant carriers.
Telefónica managed a total of 21.2 million accesses at the end of June 2011, up 13% year-on-year. Mobile accesses stood at 20.6 million (+13% year-on-year), after recording net additions in the first six months of the year of 905 thousand accesses (510 thousand in the second quarter). It is important to note the positive trend in commercial activity throughout the year, illustrated by gross additions of 2.0 million accesses in the quarter (+26% year-on-year) and of 3.8 million accesses in the first half (+21% year-on-year), underpinned by a positive performance in both the prepay and contract segments.
On the other hand, the Company continued strengthening its competitive position in the mobile broadband market thanks to its acquisition of spectrum in 2010. Thus, mobile broadband accesses maintained its growth, with a fourfold increase compared to June 2010.
In the first half of the year churn rate stood at 2.4% (+0.3 percentage points year-on-year), but in the second quarter (2.4%) improved slightly compared with the first quarter of 2011 (-0.1 percentage points).
Telefónica Móviles México reached an estimated 21.5% share of the mobile market (+0.4 percentage points year-on-year).
Second-quarter traffic reversed the trend of previous months by returning to a growth pattern (+2.0% year-on-year; -2.7% in the first half) for the first time since the second quarter of 2010. This turnaround was spurred by improved performance in outgoing traffic, which rose by 12.3% year-on-year in the quarter (+0.5% year-on-year in the first half).
January — June 2011 Results — TELEFÓNICA

ARPU dropped 22.9% in the first half, accelerating the year-on-year decline from the first quarter due to the reduction in mobile termination rates. However, outgoing ARPU, which is unaffected by this effect, showed a positive trend in the second quarter rising a sequential 2.2%, and changing the quarter-on-quarter downward trend showed during several quarters.
Revenues totalled 808 million euros in the first six months of the year (-13.0% year-on-year, -15.2% year-on-year in the quarter), reflecting lower mobile service revenue (-12.5% year-on-year: -16.2% year-on-year in the quarter) resulting from negative performance in prepay segment revenues and the sharp reduction in mobile and fixed termination rates. Stripping out the impact of the reduction in termination rates, revenues in the first half would have fallen by 9.4% year-on-year.
In addition, it is worth to mention the good performance of data revenue, which now accounts for 27% of the Company’s mobile service revenue (+5 percentage points year-on-year) and 30% in the second quarter (+7 percentage points year-on-year). Particularly noteworthy was the performance of non-P2P SMS revenue, which in the second quarter was 2.4 times higher than in the same period a year earlier (x2.1 year-on-year in the first half), and accounted for 25% of data revenue in the first half (+12 percentage points year-on-year).
OIBDA, due to the performance of revenue and higher expenses associated with the commercial drive and the accelerated deployment of 3G network, totalled 217 million euros in the first six months (-31.1% year-on-year; -40.7% year-on-year in the quarter). Stripping out the impact of the reduction in termination rates, OIBDA in the first half would has been down 25.3% year-on-year. The OIBDA margin was 26.8% in the first half (-7.1 percentage points year-on-year), and 27.9% excluding the impact of regulatory changes.
CapEx stood at 124 million euros in the first half of 2011 (+36.3% year-on-year), reflecting the Company’s effort to roll out 3G coverage in order to maximise spectrum value. Operating cash flow totalled 93 million euros (-58.4% year-on-year).
VENEZUELA (year-on-year changes in organic terms)
Estimated penetration of the Venezuelan mobile market was 100% in June 2011 (-2 percentage points year-on-year).
In the current environment, Telefónica Móviles Venezuela is consolidating a strategy based on innovation and maximising customer value with a highly segmented approach. Therefore, the Company consolidates its strategy focusing on value segments with a market benchmark offer and continues positioning itself in the lower-income segments with a tariffs plan evolution.
Telefónica managed 10.4 million accesses in Venezuela (-10% year-on-year), with 9.4 million mobile accesses (-9% year-on-year). Although the Company showed a net loss of 155 thousand accesses during the first six months of 2011, this trend changed during the second quarter reaching positive net additions of 282 thousand accesses. This positive trend was the result of the Company’s strategy to increase segmentation and remains a market benchmark in service quality. Likewise, focus on high-value customers is reflected in the 26% year-on-year increase in contract accesses.
The mobile churn rate during the second quarter was 2.5%, improving 1.2 percentage points compared to the first quarter and reached 3.0% in the first half (+0.6 percentage points year-on-year). The contract churn rate (0.7% in the first half), continued being a market benchmark.
Traffic showed a better evolution in the second quarter of the year and increased by 0.4% year-on-year, in contrast to the downward trend showed in last quarters (-1.1% year-on-year in the first semester).
The Company’s focus on unit customer value is reflected in the solid evolution of the ARPU, which maintained a strong increase of 26.0% year-on-year, both in the quarter and the six-month period.
January — June 2011 Results — TELEFÓNICA

Revenue during the first six months of 2011 was 1,068 million euros, a year-on-year increase of 10.0% (+10.8% year-on-year in the second quarter), reflecting the positive performance in terms of mobile service revenues (+11.0% year-on-year both in the first half and the second quarter).
In the data business, Telefónica consolidates its position as a benchmark company, offering new products and pioneering services, with mobile broadband solid results standing out. Thus, data revenue increased by 23.0% in the first six months of 2011, accounting for 36% of mobile service revenues.
OIBDA totalled 461 million euros in the first half, with year-on-year growth of 5.4% (+2.8% during the quarter). The Company has maintained high levels of efficiency, with an OIBDA margin of 43.2% in the first half (-1.9 percentage points year-on-year), affected by higher commercial activity in the first six months of the year.
CapEx stood at 145 million euros (+43.2% year-on-year), registered in the first half cannot be extrapolated to the full year given the different phasing of investment along the year. It is important to note that in the quarter the Venezuelan government renewed Telefónica Móviles Venezuela’s licence until the end of 2022.
Thus, operating cash flow stood at 317 million euros (-5.1% year-on-year).
CENTRAL AMERICA (year-on-year changes in organic terms)3
Mobile penetration in Telefónica’s Central American markets is estimated at 100% by the end of June 2011 (+6 percentage points year-on-year). It is important highlighting the penetration rate in El Salvador and Panama exceeds 100%, and year-on-year growth of 10 percentage points in Nicaragua.
At the end of June 2011, Telefónica managed a total of 7.3 million accesses on these markets (+12% year-on-year), of which 6.8 million were mobile accesses (+13% year-on-year), thus maintaining the trend of accelerated growth registered during recent quarters.
Mobile net additions stood at 402 thousand during the first half of 2011 (179 thousand during the quarter). This good performance was boosted by higher commercial activity due to the offer differentiation, and by a positive churn evolution (2.5% on the six-month period), which remained stable compared to the previous quarter and in year-on-year terms.
In the first six months of 2011, revenue totalled 264 million euros (-0.4% year-on-year), with a better performance over the second quarter of the year showing slight growth (+0.5% year-on-year). The business performance during the six-month period was due to lower mobile revenue in Guatemala and Panama, partially offset by healthy revenue in Nicaragua and El Salvador.
It is worth to note data revenue positive evolution, with year-on-year growth of 26.0% during the six months period (+19.5% in the second quarter), to account for 18% of mobile revenue (+4 percentage points year-on-year). To highlight non-P2P SMS data revenue growth (+29.5% year-on-year), accounting for 52% of data revenue (+2 percentage points year-on-year).
OIBDA stood at 72 million euros during the first six months of 2011 (-11.3% year-on-year, -8.5% in the quarter), affected by higher commercial expenses as a result of the increased commercial activity amid heavy competition. OIBDA margin was 27.4% in the first half (-3.6 percentage points year-on-year) and 26.1% in the quarter (-2.9 percentage points year-on-year).
CapEx stood at 87 million euros during the six months, impacted by the booking of the spectrum licence cost in Costa Rica for 68 million euros, decreasing 51.6% year-on-year in organic terms. Thus, operating cash flow was -15 million euros (+8.2% year-on-year).

[3]	Year-on-year changes in organic terms: in financial terms, year-on-year changes are assumed as constant euros, with the results of the Costa Rica operation excluded from calculation of organic growth.
January — June 2011 Results — TELEFÓNICA

ECUADOR (year-on-year changes in local currency)
Estimated penetration of the Ecuadorean mobile market stood at 108% in June 2011, up 8 percentage points year-on-year.
In this market, Telefónica managed a total of 4.5 million accesses (+11% year-on-year) at the end of June 2011. Mobile net additions totalled 234 thousand accesses during the first six months of the year (62 thousand during the second quarter), recording a total of 4.5 million mobile accesses (+12% year-on-year), on the strength of positive evolution in the contract segment and steady growth in the prepay segment.
Mobile churn rate stood at 2.7% over the fist half, stable compared to the previous year, highlighting the good performance of contract churn (-1.0 percentage point year-on-year; 1.2% over the six months).
Traffic during the first half of the year recorded high rates of growth (+11% year-on-year, +9% in the second quarter), mainly on the back of the solid increase in outgoing traffic (+12% year-on-year over the six-month period).
ARPU maintained the positive trend already posted in previous quarters, growing by 0.8% year-on-year over the first half (+1.0% in the second quarter), boosted by a better performance in contract ARPU.
Revenue rose 6.6% year-on-year to 193 million euros during the half-year period and accelerated growth in the quarter (+7.1% year-on-year), reflecting a healthy increase in revenue from mobile service revenues (+8.3% year-on-year).
Data revenue continued consolidating as one of the main growth drivers, with a year-on-year increase of 18.2% for the six months, accounting for 27% of mobile service revenues (+2 percentage points year-on-year). Non-P2P SMS data revenue were worth to highlight, with growth of 40.4% during the first half of the year (+31.0% year-on-year in the second quarter), accounting for 60% of data revenue (+10 percentage points year-on-year).
OIBDA stood at 63 million euros over the first half of 2011, with year-on-year growth of 19.6% (+21.0% in the quarter), a larger increase than revenue, thanks to a 3.6 percentage points year-on-year expansion in the OIBDA margin to 32.8% (+3.8 percentage points year-on-year in the quarter).
CapEx totalled 10 million euros (-43.2% year-on-year), with operating cash flow growing 50.5% year-on-year, to 53 million euros.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA
ACCESSES
Unaudited figures (thousands)

	2010			2011
	June	September	December	March	June	% Chg
Final Clients Accesses	176,044.0	179,102.5	183,686.9	185,984.0	190,318.0	8.1
Fixed telephony accesses (1)	24,514.9	24,456.5	24,403.6	24,196.2	24,173.4	(1.4)
Internet and data accesses	7,911.5	8,102.7	8,235.1	8,327.9	8,513.5	7.6
Narrowband (2)	881.6	808.0	674.8	586.7	539.5	(38.8)
Broadband (3) (4)	6,916.0	7,183.0	7,442.3	7,629.0	7,861.5	13.7
Other (5)	113.9	111.7	118.0	112.3	112.5	(1.3)
Mobile accesses	141,882.2	144,790.1	149,255.4	151,589.0	155,523.1	9.6
Prepay	115,102.4	116,267.5	119,359.1	120,676.5	123,108.6	7.0
Contract	26,779.8	28,522.6	29,896.3	30,912.5	32,414.4	21.0
Pay TV (6)	1,735.4	1,753.2	1,792.7	1,870.9	2,108.0	21.5

Wholesale Accesses	58.8	56.1	55.9	54.5	54.4	(7.5)

Total Accesses	176,102.8	179,158.5	183,742.8	186,038.6	190,372.4	8.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.

(6)	Includes 150 thousand clients of TVA from June 2011.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January – June				April – June
	2011	2010	% Chg		2011	2010	% Chg
Revenues	14,117	11,928	18.4		7,111	6,367	11.7
Internal exp capitalized in fixed assets	74	66	12.0		39	35	12.3
Operating expenses	(9,198)	(7,696)	19.5		(4,646)	(4,124)	12.7
Supplies	(3,622)	(3,215)	12.7		(1,828)	(1,727)	5.9
Personnel expenses	(1,261)	(1,007)	25.2		(630)	(538)	17.3
Subcontracts	(3,730)	(2,907)	28.3		(1,901)	(1,561)	21.8
Bad debt provision	(193)	(256)	(24.8)		(88)	(133)	(33.9)
Taxes	(392)	(312)	25.8		(199)	(166)	19.5
Other net operating income (expense)	108	117	(7.4)		70	106	(33.9)
Gain (loss) on sale of fixed assets	88	39	128.7		80	31	163.3
Impairment of goodwill and other assets	—	(1)	c.s.		—	(0)	c.s.
Operating income before D&A (OIBDA)	5,190	4,453	16.6		2,655	2,414	10.0
OIBDA Margin	36.8%	37.3%	(0.6	p.p.)	37.3%	37.9%	(0.6	p.p.)
Depreciation and amortization	(2,317)	(1,853)	25.1		(1,166)	(929)	25.5
Operating income (OI)	2,873	2,600	10.5		1,489	1,485	0.3

Notes:

-	OIBDA and OI before management and brand fees.

-	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.

-	T. Latinoamérica reported figures include 100% of Vivo since October 2010.

-
From January 1st, 2011, the perimeter of consolidation of T. Latinoamérica excludes Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) (actually T.Europe). As a result, the results of T. Latinoamérica have been restated for the fiscal year 2010, to reflect the above mentioned new organization from January 1st, 2010.

-
2011 T. Latinoamérica results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

January — June 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA
ACCESSES BY COUNTRY (I)
Unaudited figures (Thousands)

	2010			2011
	June	September	December	March	June	% Chg
BRAZIL
Final Clients Accesses	71,353.9	73,243.2	75,919.6	77,592.3	79,767.2	11.8
Fixed telephony accesses (1)	11,256.8	11,299.3	11,292.6	11,172.6	11,126.6	(1.2)
Internet and data accesses	3,651.0	3,764.0	3,848.2	3,849.7	3,909.8	7.1
Narrowband	595.8	547.0	446.2	378.1	344.2	(42.2)
Broadband (2)	2,974.2	3,138.9	3,319.2	3,393.6	3,486.9	17.2
Other (3)	81.0	78.1	82.8	78.0	78.8	(2.7)
Mobile accesses	55,977.3	57,714.4	60,292.5	62,061.3	64,049.1	14.4
Prepay	44,626.1	45,641.8	47,658.6	48,742.0	49,809.7	11.6
Contract	11,351.2	12,072.6	12,633.9	13,319.2	14,239.4	25.4
Pay TV (4)	468.8	465.5	486.3	508.7	681.7	45.4

Wholesale Accesses	34.1	33.8	33.9	32.9	32.4	(5.1)

Total Accesses	71,388.1	73,277.0	75,953.5	77,625.2	79,799.6	11.8

ARGENTINA
Final Clients Accesses	22,384.3	22,501.9	22,275.8	22,142.2	22,537.3	0.7
Fixed telephony accesses (1)	4,612.1	4,620.9	4,621.5	4,614.6	4,621.3	0.2
Fixed wireless	36.1	38.8	35.5	36.8	40.2	11.4
Internet and data accesses	1,408.2	1,468.4	1,505.4	1,527.8	1,562.6	11.0
Narrowband	83.9	76.5	65.7	54.9	48.4	(42.3)
Broadband (2)	1,324.4	1,391.9	1,439.7	1,472.9	1,514.1	14.3
Mobile accesses	16,364.0	16,412.6	16,148.9	15,999.8	16,353.5	(0.1)
Prepay	10,911.8	10,793.3	10,370.4	10,127.8	10,347.3	(5.2)
Contract	5,452.1	5,619.3	5,778.5	5,871.9	6,006.2	10.2

Wholesale Accesses	12.6	12.8	13.0	12.8	13.2	5.0

Total Accesses	22,396.9	22,514.8	22,288.8	22,155.0	22,550.5	0.7

CHILE
Final Clients Accesses	11,077.5	11,397.8	11,910.5	12,214.7	12,442.1	12.3
Fixed telephony accesses (1)	1,966.9	1,952.8	1,939.3	1,920.2	1,903.8	(3.2)
Internet and data accesses	811.0	830.6	836.0	834.9	857.1	5.7
Narrowband	7.6	7.0	6.6	6.3	6.0	(20.4)
Broadband (2)	795.3	815.7	821.5	820.8	844.2	6.1
Other (3)	8.0	7.9	7.9	7.8	6.8	(15.0)
Mobile accesses	7,992.7	8,290.8	8,794.0	9,100.5	9,308.3	16.5
Prepay	5,640.0	5,805.3	6,179.3	6,448.1	6,586.0	16.8
Contract	2,352.7	2,485.4	2,614.7	2,652.5	2,722.3	15.7
Pay TV	306.9	323.6	341.2	359.1	372.9	21.5

Wholesale Accesses	8.4	5.7	5.3	5.1	5.1	(39.2)

Total Accesses	11,085.8	11,403.5	11,915.8	12,219.8	12,447.1	12.3

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes 150 thousand clients of TVA from June 2011.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRY (II)
Unaudited figures (Thousands)

	2010			2011
	June	September	December	March	June	% Chg
PERU
Final Clients Accesses	16,304.7	16,611.5	16,954.3	17,057.3	17,504.6	7.4
Fixed telephony accesses (1)	2,915.0	2,895.4	2,871.2	2,852.0	2,842.8	(2.5)
Fixed wireless	539.7	535.6	537.8	515.4	491.7	(8.9)
Internet and data accesses	860.0	863.1	885.4	934.3	1,005.3	16.9
Narrowband	16.5	15.9	15.4	11.0	10.5	(36.4)
Broadband (2)	825.3	828.4	850.8	903.6	974.7	18.1
Other (3)	18.2	18.8	19.2	19.7	20.1	10.0
Mobile accesses	11,805.4	12,141.9	12,507.1	12,559.9	12,920.9	9.4
Prepay	9,873.8	9,880.8	10,104.4	10,100.5	10,300.8	4.3
Contract	1,931.6	2,261.1	2,402.7	2,459.5	2,620.1	35.6
Pay TV	724.3	711.1	690.6	711.1	735.6	1.6

Wholesale Accesses	0.5	0.5	0.5	0.5	0.5	(2.9)

Total Accesses	16,305.2	16,611.9	16,954.8	17,057.7	17,505.1	7.4

COLOMBIA
Final Clients Accesses	11,835.4	12,062.9	12,350.3	12,338.5	12,312.8	4.0
Fixed telephony accesses (1)	1,627.1	1,623.7	1,586.9	1,569.2	1,540.4	(5.3)
Internet and data accesses	499.7	534.5	553.6	581.6	594.3	18.9
Narrowband	4.6	5.3	5.6	6.0	6.7	44.8
Broadband (2)	495.0	529.2	548.0	575.6	587.6	18.7
Mobile accesses	9,537.6	9,720.1	10,004.5	9,970.6	9,949.4	4.3
Prepay	7,497.1	7,520.5	7,679.1	7,531.4	7,420.0	(1.0)
Contract	2,040.5	2,199.6	2,325.5	2,439.2	2,529.4	24.0
Pay TV	171.0	184.7	205.3	217.1	228.7	33.8

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	11,838.7	12,066.2	12,353.6	12,341.8	12,316.1	4.0

MEXICO
Mobile accesses	18,256.9	18,760.5	19,661.6	20,057.0	20,566.7	12.7
Prepay	16,904.4	17,289.7	18,061.3	18,476.2	18,930.9	12.0
Contract	1,352.5	1,470.8	1,600.2	1,580.8	1,635.9	21.0
Fixed wireless	430.6	496.0	565.5	604.1	667.6	55.0
Total Accesses	18,687.5	19,256.5	20,227.1	20,661.1	21,234.3	13.6
VENEZUELA
Mobile accesses	10,265.4	9,851.0	9,514.7	9,078.1	9,359.7	(8.8)
Prepay	9,596.1	9,137.0	8,740.3	8,272.2	8,515.7	(11.3)
Contract	669.3	714.0	774.4	805.9	843.9	26.1
Fixed wireless	1,175.8	1,023.4	966.2	916.3	920.0	(21.8)
Pay TV	64.4	68.3	69.3	74.9	89.0	38.3
Total Accesses	11,505.6	10,942.7	10,550.2	10,069.2	10,368.6	(9.9)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRY (III)
Unaudited figures (Thousands)

	2010			2011
	June	September	December	March	June	% Chg
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	441.5	451.0	465.7	470.6	491.2	11.3
Fixed Wireless	224.9	238.4	301.7	303.1	314.2	39.7
Internet and data accesses	11.6	10.9	3.0	2.7	2.9	(75.3)
Broadband (3)	10.4	9.5	0.5	1.6	1.7	(83.6)
Other (4)	1.2	1.3	2.4	1.1	1.1	(3.0)
Mobile accesses	6,044.0	6,166.6	6,403.7	6,626.3	6,805.8	12.6
Prepay	5,454.1	5,550.5	5,776.0	5,994.9	6,160.9	13.0
Contract	589.9	616.2	627.7	631.4	644.9	9.3
Total Accesses	6,497.2	6,628.5	6,872.4	7,099.7	7,299.9	12.4
ECUADOR
Mobile accesses	3,981.1	4,060.7	4,219.8	4,392.4	4,454.2	11.9
Prepay	3,405.8	3,448.7	3,561.6	3,723.3	3,775.6	10.9
Contract	575.3	612.1	658.2	669.1	678.6	18.0
Fixed Wireless	89.0	94.0	94.8	76.5	59.8	(32.9)
Total Accesses	4,070.1	4,154.8	4,314.6	4,468.9	4,514.0	10.9
URUGUAY
Mobile accesses	1,657.8	1,671.5	1,708.5	1,743.1	1,755.6	5.9
Prepay	1,193.0	1,199.9	1,228.1	1,260.0	1,261.7	5.8
Contract	464.8	471.6	480.4	483.1	493.9	6.3
Total Accesses	1,657.8	1,671.5	1,708.5	1,743.1	1,755.6	5.9

(1)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2010			2011
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
BRAZIL
Traffic (Million minutes)	18,639	20,196	20,283	20,774	22,318	19.7
ARPU (EUR)	11.1	11.3	11.3	10.8	11.1	0.4
ARGENTINA
Traffic (Million minutes)	4,271	4,515	4,713	4,297	4,674	9.4
ARPU (EUR)	9.2	9.5	9.6	9.4	9.3	19.3
CHILE
Traffic (Million minutes)	2,859	3,025	3,085	3,000	3,006	5.1
ARPU (EUR)	12.0	12.4	12.5	12.0	11.3	(6.2)
PERU
Traffic (Million minutes)	3,208	3,502	3,881	3,868	3,956	23.3
ARPU (EUR)	6.3	6.3	6.3	6.1	5.7	0.6
COLOMBIA
Traffic (Million minutes)	3,995	4,148	4,303	4,148	4,573	14.5
ARPU (EUR)	7.1	7.6	7.4	6.8	7.1	4.0
MEXICO
Traffic (Million minutes)	5,745	5,426	5,764	5,860	5,857	2.0
ARPU (EUR)	7.5	6.8	6.6	5.8	5.3	(25.1)
VENEZUELA
Traffic (Million minutes)	3,519	3,523	3,593	3,464	3,534	0.4
ARPU (EUR) (1)	14.1	14.6	15.5	15.7	15.7	25.7
CENTRAL AMERICA (2)
Traffic (Million minutes)	1,906	2,107	2,220	2,249	2,371	24.4
ARPU (EUR)	7.1	6.6	6.4	6.1	5.6	(9.5)
ECUADOR
Traffic (Million minutes)	1,067	1,063	1,103	1,176	1,158	8.6
ARPU (EUR)	7.0	7.0	6.8	6.4	6.3	1.0
URUGUAY
Traffic (Million minutes)	706	742	797	764	744	5.4
ARPU (EUR)	10.5	9.8	10.0	9.9	9.7	0.4

Notes:

-	ARPU calculated as a monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2010 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA
CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2010			2011
	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
BRAZIL
Traffic (Million minutes)	36,984	57,180	77,463	20,774	43,092	16.5
ARPU (EUR)	10.6	10.9	11.0	10.8	11.0	(0.7)
ARGENTINA
Traffic (Million minutes)	8,323	12,837	17,550	4,297	8,970	7.8
ARPU (EUR)	8.8	9.0	9.2	9.4	9.2	15.9
CHILE
Traffic (Million minutes)	5,681	8,706	11,791	3,000	6,006	5.7
ARPU (EUR)	11.8	12.0	12.1	12.0	11.6	(5.3)
PERU
Traffic (Million minutes)	6,280	9,781	13,662	3,868	7,823	24.6
ARPU (EUR)	6.0	6.1	6.2	6.1	5.9	1.7
COLOMBIA
Traffic (Million minutes)	7,774	11,923	16,226	4,148	8,721	12.2
ARPU (EUR)	6.9	7.1	7.2	6.8	6.9	0.5
MEXICO
Traffic (Million minutes)	12,043	17,468	23,232	5,860	11,717	(2.7)
ARPU (EUR)	7.2	7.0	6.9	5.8	5.5	(22.9)
VENEZUELA
Traffic (Million minutes)	7,078	10,602	14,195	3,464	6,998	(1.1)
ARPU (EUR) (1)	13.5	13.9	14.3	15.7	15.7	26.1
CENTRAL AMERICA (2)
Traffic (Million minutes)	3,709	5,815	8,035	2,249	4,620	24.6
ARPU (EUR)	6.9	6.8	6.7	6.1	5.9	(7.5)
ECUADOR
Traffic (Million minutes)	2,102	3,165	4,268	1,176	2,334	11.0
ARPU (EUR)	6.7	6.8	6.8	6.4	6.4	0.8
URUGUAY
Traffic (Million minutes)	1,397	2,139	2,936	764	1,508	8.0
ARPU (EUR)	10.2	10.1	10.1	9.9	9.8	(0.3)

Notes:

-	ARPU calculated as a monthly quarterly average for each period.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)
For comparative purpose and in order to facilitate the interpretation of the year-on-year change versus 2010 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA
SELECTED FINANCIAL DATA BY COUNTRY (I)
Unaudited figures (Euros in millions)

	January – June					April – June
	2011	2010	% Chg		% Chg Local Cur	2011	2010	% Chg		% Chg Local Cur
BRAZIL (1)
Revenues	7,123	4,877	46.0		40.4	3,608	2,573	40.2		41.3
Wireless Business	4,319	1,825	136.7		127.6	2,198	971	126.4		127.9
Service revenues	4,066	1,703	138.8		129.7	2,081	910	128.7		130.1
Wireline Business	3,606	3,312	8.9		4.7	1,849	1,733	6.7		7.6
OIBDA	2,661	1,681	58.2		52.2	1,401	911	53.7		54.4
OIBDA margin	37.4%	34.5%	2.9	p.p.		38.8%	35.4%	3.4	p.p.
CapEx	1,120	516	117.0		108.7	807	306	163.4		162.1
OpCF (OIBDA-CapEx)	1,541	1,165	32.2		27.1	594	605	(1.9)		(0.8)
ARGENTINA
Revenues	1,513	1,442	4.9		16.2	753	764	(1.4)		16.6
Wireless Business	960	920	4.3		15.5	478	491	(2.7)		14.9
Service revenues	882	859	2.6		13.6	441	458	(3.8)		13.6
Wireline Business	603	566	6.6		18.0	300	296	1.4		19.9
OIBDA	510	513	(0.5)		10.1	251	272	(7.6)		9.3
OIBDA margin (2)	32.7%	34.6%	(1.9	p.p.)		32.2%	34.6%	(2.5	p.p.)
CapEx	161	136	18.4		31.1	101	70	44.3		68.6
OpCF (OIBDA-CapEx)	349	377	(7.4)		2.6	150	201	(25.7)		(11.3)
CHILE
Revenues	1,134	1,022	10.9		6.4	561	530	5.8		5.9
Wireless Business	685	586	16.9		12.1	338	306	10.5		10.6
Service revenues	636	547	16.1		11.4	313	283	10.6		10.8
Wireline Business	511	487	5.0		0.7	255	252	1.2		1.3
OIBDA	510	452	12.8		8.2	263	242	8.7		8.6
OIBDA margin	45.0%	44.2%	0.8	p.p.		46.9%	45.6%	1.3	p.p.
CapEx	199	141	41.2		35.4	123	83	48.2		46.5
OpCF (OIBDA-CapEx)	310	311	(0.1)		(4.2)	140	159	(11.9)		(11.5)
PERU
Revenues	971	956	1.6		5.2	476	505	(5.8)		4.6
Wireless Business	513	475	8.0		11.9	250	250	0.1		11.1
Service revenues	434	405	7.1		11.0	211	214	(1.7)		9.1
Wireline Business	521	547	(4.8)		(1.4)	256	289	(11.3)		(1.6)
OIBDA	366	363	0.8		4.4	178	200	(11.0)		(1.5)
OIBDA margin	37.7%	38.0%	(0.3	p.p.)		37.3%	39.5%	(2.2	p.p.)
CapEx	85	76	11.9		15.9	51	58	(12.5)		(6.4)
OpCF (OIBDA-CapEx)	281	287	(2.1)		1.4	127	142	(10.4)		0.5
COLOMBIA
Revenues	761	725	4.9		4.9	385	380	1.3		5.8
Wireless Business	444	407	9.2		9.1	223	213	4.7		9.3
Service revenues	412	381	8.0		8.0	207	199	4.0		8.6
Wireline Business	336	337	(0.4)		(0.4)	171	176	(2.9)		1.4
OIBDA	246	240	2.2		2.2	126	127	(0.8)		3.5
OIBDA margin	32.3%	33.1%	(0.9	p.p.)		32.9%	33.6%	(0.7	p.p.)
CapEx	127	101	25.5		25.4	80	79	1.7		3.2
OpCF (OIBDA-CapEx)	118	139	(14.7)		(14.7)	46	48	(4.9)		4.0

Note:	OIBDA is presented before management and brand fees.

(1)
Includes 100% of Vivo since October 2010 and from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007. CapEx includes 355 million euros from the cost of spectrum acquired in 2010.

(2)	Margin over revenues includes fixed to mobile interconnection.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA BY COUNTRY (II)
Unaudited figures (Euros in millions)

	January – June					April – June
	2011	2010	% Chg		% Chg Local Cur	2011	2010	% Chg		% Chg Local Cur
MEXICO (T. Móviles Mexico)
Revenues	808	924	(12.6)		(13.0)	391	488	(19.9)		(15.2)
Service revenues	728	828	(12.1)		(12.5)	349	441	(20.8)		(16.2)
OIBDA	217	313	(30.8)		(31.1)	102	181	(43.4)		(40.7)
OIBDA margin	26.8%	33.9%	(7.1	p.p.)		26.2%	37.1%	(10.9	p.p.)
CapEx	124	90	37.0		36.3	47	67	(30.2)		(27.8)
OpCF (OIBDA-CapEx)	93	223	(58.2)		(58.4)	56	114	(51.2)		(48.4)
VENEZUELA (T. Móviles Venezuela) (1)
Revenues	1,068	1,180	(9.5)		10.0	560	690	(18.8)		10.8
Service revenues	959	1,054	(9.0)		11.0	509	619	(17.7)		11.0
OIBDA	461	532	(13.2)		5.4	228	305	(25.3)		2.8
OIBDA margin	43.2%	45.1%	(1.9	p.p.)		40.7%	44.3%	(3.5	p.p.)
CapEx	145	121	19.9		43.2	63	62	2.4		52.0
OpCF (OIBDA-CapEx)	317	411	(23.0)		(5.1)	165	243	(32.3)		(8.1)
CENTRAL AMERICA (2)
Revenues	264	281	(6.3)		(0.4)	129	147	(12.1)		0.5
Service revenues	244	264	(7.4)		(6.6)	117	137	(14.6)		(11.7)
OIBDA	72	92	(21.7)		(11.3)	34	47	(27.9)		(6.3)
OIBDA margin	27.4%	32.8%	(5.4	p.p.)		26.1%	31.8%	(5.7	p.p.)
CapEx	87	30	187.7		n.s.	82	19	n.s.		n.s.
OpCF (OIBDA-CapEx)	(15)	62	c.s.		c.s.	(48)	28	c.s.		c.s.
ECUADOR (T. Móviles Ecuador)
Revenues	193	191	0.6		6.6	97	102	(5.3)		7.1
Service revenues	170	167	2.3		8.3	85	88	(3.9)		8.7
OIBDA	63	56	12.9		19.6	32	30	7.1		21.0
OIBDA margin	32.8%	29.2%	3.6	p.p.		32.9%	29.1%	3.8	p.p.
CapEx	10	18	(46.4)		(43.2)	8	13	(37.2)		(31.7)
OpCF (OIBDA-CapEx)	53	37	42.1		50.5	24	17	39.9		61.3
URUGUAY (T. Móviles Uruguay)
Revenues	112	110	1.8		5.2	54	56	(4.0)		4.0
Service revenues	108	105	3.2		6.6	52	53	(2.2)		6.0
OIBDA	52	47	10.8		14.5	24	23	4.8		13.9
OIBDA margin	46.0%	42.3%	3.7	p.p.		45.1%	41.3%	3.8	p.p.
CapEx	3	8	(65.5)		(64.3)	2	6	(62.2)		(60.1)
OpCF (OIBDA-CapEx)	49	39	26.7		30.9	22	18	26.2		38.3

-	Note: OIBDA is presented before management and brand fees.

(1)
2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2010, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.

(2)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica. CapEx includes 68 million euros from the cost of spectrum acquired in Costa Rica in 2010.
January — June 2011 Results — TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe1
In the first half of 2011, Telefónica Europe delivered a strong financial performance despite challenging trading environments across the Group. In addition to increasing smartphone penetration and delivering growth from data, the Company continued the execution of its “value over volume” strategy.
Telefónica Europe’s total customer base reached 57.3 million at the end of June 2011 (+5% year-on-year), with ongoing growth in the mobile contract segment and internet and data wireline accesses.
The contract customer base continued recording solid grow, +8% year-on-year at the end of the quarter, bringing the total mobile customer base to 47.4 million (+5% year-on-year). The improvement in customer mix results in contract customers reaching 50% of the total mobile customer base, 1 percentage point higher than a year ago.
Increased focus on selective customer investment in competitive markets led to total mobile net additions of 755 thousand in the first half (332 thousand in the second quarter), driven by the strong performance of the contract segment (815 contract net additions in the first half; +3% year-on-year; 370 thousand in the second quarter; +4% year-on-year).
Mobile broadband customer base continued posting strong momentum and increased to 13 million in June to represent 28% of the total mobile base (4 percentage points more than at the end of 2010).
Telefónica Europe’s wireline retail broadband accesses reached 4.1 million at the end of June 2011, adding 136 thousand lines in the first half of 2011.
Revenues reached 7,662 million euros in the first half, a growth of 2.2% year-on-year (+0.2% in organic terms). Excluding the impact from mobile termination rate cuts, organic revenue growth stood at 3.2%, mainly driven by growth in Germany and the UK that offset continued declines in Czech Republic and Ireland.
Fast mobile broadband adoption led to non-P2P SMS data revenue organic growth in the first half of 32.5%, posting an acceleration from growth recorded in the first quarter (+29.4% year-on-year). This accounted for 42% of total data revenues (35% in June 2010) and highlights the successful execution of our tiered mobile data pricing. Total mobile data revenue grew 12.1% organically year-on-year in the first half, representing 41% of mobile service revenues (36% in the first half of 2010).
Operating expenses stood at 5,664 million euros in the first half, increasing 1.5% year-on-year (-0.7% in organic terms). By component:
•
Supplies increased 3.8% to 3,325 million euros in the first half, mainly due to the consolidation of HanseNet since mid-February 2010. On an organic basis, these expenses increased 1.5% year-on- year mainly due to the continued growth in smartphones. This is partially offset by lower interconnection costs year-on-year.

[1]
Organic growth: (financial figures in million euros) in financial terms, assumes constant exchange rates (average of January- June 2010) and includes 6 months of HanseNet consolidation in H1 10. OIBDA also excludes the capital gain from the sale of Manx Telecom (61 million euros in the second quarter of 2010) and CapEx excludes acquisition of spectrum in Germany in May 2010 (1,379 million euros). Manx T. financial results and accesses are excluded from the calculation.

NOTE
2010 figures are reported including TNA and TIWS accordingly.
January — June 2011 Results — TELEFÓNICA

•
Personnel expenses decreased 3.5% on a reported basis to 718 million euros in the first half. On an organic basis, these expenses decreased 4.7% as a result of lower restructuring expenses booked in the first half of 2011 (7 million euros compared to 23 million euros in the first half of 2010) and the benefits from prior year restructuring.

•
Subcontract expenses reached 1,526 million euros in the first half, a 2.3% decrease year-on-year in organic terms (-0.2% year-on-year reported). This decrease is mainly due to operational efficiencies in client management costs.

As a result, OIBDA amounted to 2,097 million euros in the first half and grew 3.1% year-on-year in organic terms and 1.2% in reported terms. The slowdown recorded quarter-on-quarter is mainly driven by the higher impact from MTR cuts and the increased commercial investment in high value customers.
Reported OIBDA margin was 27.4% in the first half (-0.2 percentage points year-on-year), increasing 0.7 percentage points year-on-year in organic terms. In the second quarter, OIBDA margin stood at 28.4% (-0.8 percentage points year-on-year).
CapEx amounted to 708 million euros in the first half of the year (-67.0% year-on-year reported), impacted mainly by spectrum acquisition in Germany in the second quarter of 2010. In organic terms, CapEx would decline 8.9% year-on-year in the first six months of 2011. The Company continued to improve its infrastructure and maximise the benefits from network sharing.
Operating cash flow was 1,389 million euros in the first half of the year and grew 10.5% year-on-year in organic terms.
TELEFÓNICA UK (Year-on-year changes in local currency)
In the first half of the year, Telefónica UK performed well in an increasingly complex economic and competitive environment. The Company further increased smartphone penetration and continued monetising mobile data, leveraging the demand for the new tiered mobile data tariffs.
It should be noted that mobile termination rates cuts from 1st April had a significant impact on financial results.
The Company also continued to drive transformational change in the UK market with the announcement of a new joint venture with other mobile network operators to provide a platform for mobile advertising and m-commerce. This will provide a central market place for mobile advertising and enable the rapid adoption of mobile wallets.
At the end of the first half of 2011, the total access base stood at 22.9 million customers, an increase of 3% year-on-year, primarily driven by growth in the contract mobile segment.
Telefónica UK’s mobile customer base reached 22.1 million at the end of June 2011 (+2% year-on-year) fuelled by the contract segment (+6% year-on-year), which accounted for 48% of the total base (+2 percentage points on June 2010).
Contract mobile net additions in the first half were 175 thousand (25 thousands customers in the second quarter).
Total customer base evolution from the beginning of the year (negative net additions of 69 thousand in the first half and -144 thousand in the second quarter) was mainly the result of the Company’s lower commercial activity in the prepay segment.
The Tesco Mobile joint venture (not included in the Company’s total customer base) continued to show strong momentum, adding 124 thousand customers in the first half (74 thousand customers in the second quarter). Closing base reached 2.7 million customers, a year-on-year increase of 21% with ongoing demand for their clear and simple propositions.
January — June 2011 Results — TELEFÓNICA

Demand for smartphones continued to be strong (87%3 of sales and upgrades in the second quarter, up 5 percentage points from the previous quarter), increasing smartphone penetration3 to 35% (+6 percentage points over 2010 year end).
Churn in the first half stood at 2.9% (+0.3 percentage points year-on-year). Contract churn for the first half and the second quarter stood at 1.2%, stable over the previous year.
Mobile voice traffic decreased 7% year-on-year in the first half (-8% in the second quarter), mainly driven by a lower prepay customer base. It’s important to highlight that total contract voice usage increased year-on-year. Data traffic from mobile broadband accesses also continued to grow with total volume increasing 31% year-on-year in the first half.
Total ARPU in the first six months of the year stood at 23.4 euros (-5.2% year-on-year) and declined 7.5% year-on-year in the second quarter after being impacted by a termination rate cut from the 1st April. Excluding this impact, total ARPU would have declined 3.0%, which is in line with previous quarter performance.
Voice ARPU declined 12.1% year-on-year in the first half (-16.0% in the second quarter). Excluding regulation, the decline was 8.4% year-on-year up to June, which reflects continued usage optimisation, but is in line with previous quarter performance, evidencing that customers are not generally trading down their bundle choice.
Data ARPU continued to grow at 5.2% year-on-year in the first half (+5.4% in the second quarter). The launch of new tiered data tariffs at the end of the first quarter continued to demonstrate good traction. Close to 55% of the contract data customers in the consumer segment have already contracted a tiered data tariff at the end of June, and circa 80% of new customers in the quarter chose one of the top two tier data bundles.
The Company’s wireline retail broadband internet accesses remained flat year-on-year at 0.7 million accesses at the end of June, 2011.
Revenues reached 3,451 million euros in the first half, up 0.9% year-on-year (-3.3% in the second quarter). Excluding the impact from mobile termination rate cuts, revenues would have increased 3.0% year-on-year in the first half (+0.9% in the second quarter).
Mobile service revenues declined 0.4% year-on-year in the first half to reach 3,126 million euros (-4.3% in the second quarter). Excluding the impact from regulation, mobile service revenues grew 2.0% year-on-year in the first half and 0.3% year-on-year in the second quarter, as a result of the lower rate of net additions seen in recent quarters and the ARPU decline. The year-on-year growth slowdown seen from the first quarter reflects the progressive change in the Company’s commercial relationship model with some distributors, up until the second quarter of 2010. As a result, year-on-year comparisons will not be affected in the second half of the year.
Non-P2P SMS revenues were central to data growth, increasing 32.2% year-on-year in the first half (+30.2% in the second quarter) as smartphones become more prevalent and the high adoption of upper tier data packages. Total data revenue grew 9.5% year-on-year in the first half to represent 44% of mobile service revenues (+4 percentage points improvement year-on-year).
OIBDA recorded a solid 7.7% year-on-year growth in the first half to 953 million euros. Year-on-year growth slowed from 13.7% in the first quarter to 2.1% in the second quarter, mainly due to regulatory impacts which reduced growth by 8 percentage points after the unwinding of the one-off benefit accrued in the first quarter from different mobile termination rate cuts schedule between UK mobile operators. The remaining deceleration was driven by the reduction of mobile service revenue growth from the previous quarter.

[2]	Smartphone shipments for consumer contract to direct channels.

[3]	Smartphones with data attached rate/total mobile base excluding dongles and M2M.
January — June 2011 Results — TELEFÓNICA

As a result, OIBDA margin in the first half of 2011 stood at 27.6% (+1.7 percentage points year-on-year margin expansion), and 27.9% in the second quarter (+1.5 percentage points year-on-year).
CapEx in the first half declined 6.8% to 324 million euros, a year-on-year performance that should not be extrapolated for the whole year due to different shaping of investment execution. Efficiencies in rollout continue to be delivered through the refarming of 900 Mhz spectrum in urban areas and the progress of the network share agreement. This resulted in UK regulator Ofcom naming Telefónica UK as the fastest network in terms of mobile broadband download speed.
Operating cash flow reached 629 million euros in the first half, a 17.1% year-on-year increase.
TELEFÓNICA GERMANY
In the first half of 2011, Telefónica Germany continued leveraging its strong commercial momentum with healthy demand for its current tariff portfolio and increased adoption of smartphones, which led to mobile service revenue acceleration in the second quarter.
HanseNet and Telefónica O2 Germany were successfully integrated into one single legal entity at the beginning of the second quarter and continued to deliver savings as a result of the integration and related restructuring.
Telefónica Germany also has taken the first steps in their LTE strategy launching its mobile broadband proposition in several rural areas from July which are now covered by the new LTE network.
The Company’s total accesses base stood at 24.0 million at the end of June 2011 (+9% year-on-year).
The total mobile customer base reached 17.7 million at the end of June 2011 (+9% year-on-year), mainly driven by the 10% year-on-year increase in the contract segment. Total net additions in the first six months of the year amounted to 699 thousand, boosted by contract net additions, which accounted for 66% of the total, a significant increase over the 31% recorded a year ago. The second quarter saw an increase of 252 thousand in the contract customer base (459 thousand for the first half) driven by strong traction in the consumer and business segments to represent 49% of the total mobile base at the end of June 2011. The prepay segment added 240 thousand customers in the first half and 138 thousand in the second quarter.
Mobile broadband penetration continued to grow, reaching 23% at June 2011 end (+3 percentage points increase over 2010 year end) leveraging ongoing demand for smartphones, strongly supported by the “My Handy” distribution model.
Churn in the first half reached 2.2%, a slight year-on-year increase. It is important to highlight the new low in contract churn reached in the second quarter to 1.5% (-0.2 percentage points year-on-year) highlighting the growing loyalty of our customer base and demand for the more flexible contracts currently offered.
Mobile voice traffic continued delivering strong growth (11% year-on-year both in the first half and in the second quarter), which is in line with customer base growth and reflects sustained demand for voice products. Mobile data traffic also increased significantly (+53% year-on-year in the first half; +57% in the second quarter), driven by higher mobile broadband penetration as well as usage per customer growth.
January — June 2011 Results — TELEFÓNICA

Total ARPU declined 9.9% year-on-year in the first half to reach 13.4 euros (-8.1% year-on-year in the second quarter) with the main driver being the steep cut in mobile termination rates introduced in December 2010. Excluding this impact, total ARPU would have declined 3.2% in the first six months of 2011 (-1.4% in the second quarter), which is a significant quarter-on-quarter improvement reflecting the continued adoption of mobile broadband services. It is also worth highlighting that revenues from the “My Handy” model are not being reported under mobile service revenues and are instead reported in hardware revenue, signifying that increased smartphone hardware sales will not be reflected within ARPUs.
As a result of the aforementioned factors, voice ARPU declined 20.3% year-on-year in the first half (-20.9% in the second quarter).
Data ARPU however grew 11.3% year-on-year in the first half, accelerating from the first quarter (+3.9%) to 18.9% year-on-year in the second quarter as a result of the increased adoption of smartphones in the base as well as their associated data tariffs, such as “O2 Blue”.
Telefónica Germany’s retail broadband internet customer base reached 2.6 million at the end of June 2011 (+9% year-on-year) and also fixed wholesale broadband business recorded growth of 4% year-on-year to reach 1.1 million accesses.
Revenue for the first six months of 2011 reached 2,440 million euros, a year-on-year increase of 7.5%. On an organic basis, year-on-year revenue growth was 1.6% for the first half and 1.3% in the second quarter, a positive performance despite strong impacts from regulation. Excluding mobile termination rate cuts, year-on-year growth rate for the first half in organic terms was 5.9% (+5.7% in the second quarter).
Total mobile revenue increased 4.9% year-on-year in the first half and 3.7% in the second quarter, respectively (+11.2% and +10.0% excluding the impact from regulation), reflecting sound performance in mobile service revenue as well as continued growth in hardware revenues through “My Handy” model.
Mobile service revenue year-on-year growth excluding regulation accelerated from 4.9% in the first quarter to 7.2% in the second quarter, amounting to 1,413 million euros in the first half of 2011 (-1.1% year-on-year on a reported basis; flat year-on-year in the second quarter).
Non-P2P SMS revenue growth was central to this revenue performance (+47.9% year-on-year in the first half), showing an acceleration from 31.8% in the first quarter to 65.2% in the second quarter, driven by the aforementioned increased broadband penetration and subsequent adoption of mobile data tariffs. Mobile data revenue grew 23.2% year-on-year in the first six months of the year (+27.8% in the second quarter) with mobile data now representing 40% of mobile service revenues, which is a significant 8 percentage points improvement over the first half of 2010.
OIBDA for the first half of 2011 amounted to 558 million euros, a 4.8% year-on-year growth (+1.8% on an organic basis). OIBDA growth for the second quarter on an organic basis was 2.1% year-on-year, recording a quarter-on-quarter improvement from +1.4% in the first quarter, with the initial benefits of business restructuring offsetting increased commercial spend.
OIBDA margin reached 22.9% in the first half of the year, flat year-on-year in organic terms. In the second quarter, OIBDA margin stood at 24.5% (+0.2 percentage points year-on-year), with higher commercial costs being offset by early efficiencies as a result of the restructuring program.
CapEx declined 16.4% year-on-year on an organic basis in the first six months of 2011 to reach 243 million euros driven by different phasing of investment activity, with ongoing LTE network deployment in line with plan.
Operating cash flow reached 315 million euros in the first half of the year, a 22.3% year-on-year growth in organic terms.
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA IRELAND
In the first half of 2011, Telefónica Ireland’s performance continued to be impacted by a challenging macro and competitive environment.
The Company actively focused on profitable investment with the contract segment growing 4% year-on-year and adding 12 thousand customers in the first half of the year (6 thousand in the second quarter). As a result, contract customers represented 44% of the mobile customer base (+3 percentage points year-on-year) at the end of June, with mobile broadband penetration reaching 37%.
Telefónica Ireland’s mobile customer base stood at 1.7 million customers at the end of June (-2% year-on-year), against continued intense price competition which resulted in a lower prepay base (-7% year-on-year).
Churn for the first half stood at 2.5% (+0.3 percentage points year-on-year).
Mobile voice traffic declined 3.8% year-on-year in the first half (-3.4% in the second quarter), primarily due to the lower prepay customer base.
Total ARPU, which continued to be impacted by regulation and the economic environment, declined 7.9% in the first six months and in the second quarter. Excluding regulation, total ARPU would have declined 1.2% in the first half (-1.1% year-on-year in the second quarter).
Revenues declined 11.3% year-on-year to 372 million euros in the first half, a stable performance compared to the first quarter (-11.2% in the second quarter) driven by lower mobile service revenue and hardware revenue. Mobile service revenues were down 9.6% in the first six months (-9.8% in the second quarter) with voice revenue declines partially mitigated by stronger data revenue trends. Excluding mobile termination rate cuts, mobile service revenue would have declined 3.1% in the six month period (-3.3% in the second quarter).
Mobile data revenues in the first half grew 11.8% year-on-year (+5.6% in the second quarter) with high smartphone penetration being the main driver. Non-P2P SMS data revenue remained strong and grew 15.2% year-on-year in the first half to account for 40% of data revenues (+1 percentage points year-on-year).
OIBDA declined 11.8% in the first half to reach 112 million euros (-14.4% in the second quarter) driven by the higher upfront commercial costs associated with the increasing demand for smartphones. As a result OIBDA margin in the first half stood at 30.2%, virtually flat on June 2010. In the second quarter the margin declined 1.2 percentage points to 31.8%. In the first half of 2010 the Company booked 7 million euros of restructuring charges.
CapEx in the first half reached 26 million (+9.7% year-on-year), with a different phasing of investment activity. The benefits of the network share agreement with eircom are expected to flow going forward.
Operating cash flow for the first half reached 87 million (-16.7% year-on-year).
TELEFÓNICA CZECH REPUBLIC (Year-on-year changes in constant currency)
Telefónica Czech Republic maintained solid commercial momentum in focused areas amid intense competition. Additionally, the Company launched a new fixed broadband offer based on VDSL technology which will speed up home internet by up to three times for its customers.
The Company, in order to foster mobile broadband adoption, has launched a new campaign to educate users about the benefits of using a smartphone in a market where mobile broadband penetration has a huge potential (14% of our mobile customer base in June 2011 vs. 11% in December 2010).
January — June 2011 Results — TELEFÓNICA

Total accesses (including Telefónica Czech Republic and Slovakia) at the end of June 2011 stood at 8.7 million (+4% year-on-year).
The mobile customer base in the Czech Republic grew 1% year-on-year, with growth in the contract segment (+6% year-on-year) offsetting the lower prepay base (-7% year-on-year). Mobile net additions for the first six months reached 30 thousand, with a significant improvement in the quarter (42 thousand). Contract net additions were 93 thousand in the six months (57 thousand in the quarter), versus 32 thousand net disconnections recorded in the first half of 2010. This performance continued to be driven by customer migrating from prepay to contract and the ongoing adoption of mobile broadband. At the end of June 2011, contract customers accounted already for 61% of the base (+3 percentage points year-on-year).
Fixed telephony accesses stood at 1.6 million at June 2011(-6% year-on-year), though net line losses in the second quarter dropped, 2% lower year-on-year.
Retail broadband internet accesses continued to grow reaching 0.8 million in June (+13% year-on-year). Net additions reached 57 thousand in the first half, 56% higher than the first six months of 2010. In the second quarter, net additions totalled 40 thousand (11 thousand in the second quarter of 2010). Pay TV customers closed at 130 thousand (-3% year-on-year).
Telefónica Slovakia had another successful quarter adding 55 thousand mobile customers (122 thousand in the first six months), with the closing mobile base now standing at 1.0 million customers (+41% year-on-year). The contract segment performed strongly, accounting for almost two thirds of net additions in the first half, and now represent 41% of the total mobile base (+5 percentage points year-on-year).
As a result of the success of the Company’s strategy, focused on higher quality customers’ acquisition and loyalty programs rewarding customers for regular top-ups, churn in the Czech Republic continued its positive trend. Churn reached 1.7% in the quarter (1.9% for the first six months), recording a 1.1 percentage points improvement year-on-year.
Mobile voice traffic grew 1.0% year-on-year in the first half (+0.6% in the second quarter). ARPU in the first six months of 2011 was 17.5 euros (-8.9% year-on-year; -10.2% in the second quarter), impacted by mobile termination rate cuts. Excluding this impact ARPU would have declined 5.1% year-on-year in the first half, mainly driven by voice ARPU where price competition remains high and the recovery of customer spend patterns is slow.
Revenues in the Czech Republic and Slovakia combined reached 1,064 million euros in the first half (-6.4% year-on-year) amid a backdrop of intense competition, mobile termination rate cuts, slow recovery of usage in the mobile segment and lower ICT revenues in the Czech Republic. Revenues in Slovakia continued to grow strongly (+49.8% year-on-year for the six months), as the Company continues gaining market share.
Fixed revenues in the first half reached 461 million euros (-7.8% year-on-year), with continued growth in DSL being offset by declines in the fixed line business.
Mobile service revenues in the Czech Republic stood at 504 million euros (-10.8% year-on-year in the first half; -11.9% in the second quarter). Excluding mobile termination rate cuts, mobile service revenues would have declined 7.0% year-on-year (-8.0% in the second quarter).
Operating expenses during the first half of the year declined 1.2% at a reported level and by 6.0% in constant currency to reach 635 million euros. This was due to lower restructuring expenses recorded in the first half of this year compared to 2010 and the resulting efficiency improvement for the business. Supplies also decreased year-on-year primarily due to lower interconnection costs which offset higher handset costs.
January — June 2011 Results — TELEFÓNICA

OIBDA totalled 445 million euros in the first half, declining 6.8% year-on-year. In the first half of 2011, the Company recorded 7 million euros of restructuring expenses (17 million euros in the same period of 2010). OIBDA margin in the first half was 41.8%, broadly flat year-on-year. In the second quarter, OIBDA margin stood at 42.3% (-1.0 percentage points year-on-year).
CapEx was 105 million euros in the first half, growing 8.0% year-on-year mainly driven by continued investment in the 3G network in Slovakia and in VDSL in the Czech Republic. CapEx should not be expected to continue this trend through the second half since investment in 2010 was heavily weighted towards the fourth quarter.
Operating cash flow reached 340 million euros in the first half of 2011 (-10.6% year-on-year).
January — June 2011 Results — TELEFÓNICA

TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2010			2011
	June	September	December	March	June	% Chg
Final Clients Accesses	53,355.5	54,080.0	55,050.6	55,603.6	56,025.5	5.0
Fixed telephony accesses (1)	3,564.7	3,533.5	3,672.4	3,744.0	3,791.5	6.4
Internet and data accesses	4,382.4	4,409.4	4,496.4	4,553.5	4,594.1	4.8
Narrowband	537.9	528.6	503.2	480.3	464.4	(13.7)
Broadband	3,815.5	3,852.8	3,964.9	4,045.1	4,101.4	7.5
Other (2)	29.0	28.0	28.3	28.1	28.3	(2.3)
Mobile accesses	45,217.0	45,938.5	46,675.5	47,098.1	47,430.6	4.9
Prepay	23,430.4	23,787.9	23,994.9	23,972.0	23,934.6	2.2
Contract	21,786.6	22,150.6	22,680.6	23,126.1	23,496.0	7.8
Pay TV	191.4	198.6	206.4	208.0	209.3	9.4

Wholesale Accesses (3)	1,186.1	1,216.2	1,247.7	1,265.6	1,253.3	5.7

Total Accesses	54,541.6	55,296.3	56,298.3	56,869.2	57,278.8	5.0

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Retail circuits other than broadband.

(3)	Includes Unbundled Lines by T. Germany.

Notes:

-	Accesses include Manx Telecom until June 2010.

-	Starting March 2010, T. Europe includes accesses from HanseNet.
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January – June				April – June
	2011	2010	% Chg		2011	2010	% Chg
Revenues	7,662	7,500	2.2		3,770	3,909	(3.5)
Internal exp. capitalized in fixed assets	91	88	2.6		42	45	(7.7)
Operating expenses	(5,664)	(5,582)	1.5		(2,746)	(2,876)	(4.5)
Supplies	(3,325)	(3,204)	3.8		(1,618)	(1,667)	(2.9)
Personnel expenses	(718)	(745)	(3.5)		(347)	(365)	(4.9)
Subcontracts	(1,526)	(1,530)	(0.2)		(736)	(801)	(8.0)
Bad debt provision	(78)	(88)	(11.3)		(37)	(35)	3.9
Taxes	(16)	(16)	(2.2)		(8)	(8)	(4.3)
Other net operating income (expense)	3	5	(30.0)		3	1	n.m.
Gain (loss) on sale of fixed assets	6	61	(90.9)		1	61	(98.8)
Impairment of goodwill and other assets	(0)	(0)	(58.3)		(0)	(0)	23.7
Operating income before D&A (OIBDA)	2,097	2,071	1.2		1,069	1,140	(6.2)
OIBDA Margin	27.4%	27.6%	(0.2	p.p.)	28.4%	29.2%	(0.8	p.p.)
Depreciation and amortization	(1,515)	(1,536)	(1.4)		(710)	(801)	(11.4)
Operating income (OI)	582	535	8.9		359	339	6.0

Notes:

-	OIBDA and OI before management and brand fees.

-
HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and since January 2010 respectively, and Manx Telecom has been excluded from the consolidation perimeter since July, 2010.

-
Additionally, from January 1st, 2011, Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) have been included in the consolidation perimeter of T. Europe (previously in T.Latinomérica). As a result, the results of Telefónica Europe have been restated for the fiscal year 2010, to reflect the above mentioned new organization from January 1st, 2010.

January — June 2011 Results — TELEFÓNICA

TELEFÓNICA EUROPE
ACCESSES BY COUNTRY
Unaudited figures (Thousands)

	2010			2011
	June	September	December	March	June	% Chg
TELEFÓNICA UK
Fixed telephony accesses (1)	20.6	50.4	86.7	116.1	135.9	n.m.
Internet and data accesses	650.0	663.8	671.6	669.2	652.9	0.4
Broadband	650.0	663.8	671.6	669.2	652.9	0.4
Mobile accesses	21,605.6	21,957.1	22,211.5	22,286.4	22,142.6	2.5
Prepay	11,544.6	11,659.6	11,712.3	11,636.5	11,468.0	(0.7)
Contract	10,061.0	10,297.4	10,499.2	10,649.9	10,674.6	6.1
Total Accesses	22,276.2	22,671.3	22,969.8	23,071.7	22,931.3	2.9
TELEFÓNICA GERMANY
Final Clients Accesses	20,934.3	21,344.5	21,957.5	22,383.2	22,849.5	9.1
Fixed telephony accesses (1)	1,779.4	1,797.3	1,916.4	1,988.6	2,044.8	14.9
Internet and data accesses	2,824.7	2,851.2	2,914.7	2,958.5	2,977.2	5.4
Narrowband	411.4	406.2	385.7	367.7	356.8	(13.3)
Broadband	2,413.3	2,445.1	2,529.1	2,590.8	2,620.4	8.6
Mobile accesses	16,272.1	16,628.0	17,049.2	17,357.2	17,748.0	9.1
Prepay	8,336.0	8,602.5	8,795.2	8,896.8	9,035.1	8.4
Contract	7,936.0	8,025.5	8,254.0	8,460.4	8,712.8	9.8
Pay TV	58.2	68.0	77.2	79.0	79.5	36.7
Wholesale Accesses (2)	1,072.6	1,098.6	1,116.5	1,127.6	1,118.2	4.3
Total Accesses	22,006.9	22,443.0	23,074.0	23,510.8	23,967.7	8.9
TELEFÓNICA IRELAND
Internet and data accesses	5.8	7.9	11.2	15.2	18.5	n.m.
Narrowband	5.8	7.9	11.2	15.2	18.5	n.m.
Mobile accesses	1,710.8	1,716.2	1,695.8	1,680.3	1,668.8	(2.5)
Prepay	997.6	993.6	966.5	944.2	927.1	(7.1)
Contract	713.1	722.7	729.4	736.0	741.7	4.0
Total Accesses	1,716.6	1,724.1	1,707.1	1,695.4	1,687.2	(1.7)
TELEFÓNICA CZECH REPUBLIC
Final Clients Accesses	7,558.5	7,559.1	7,535.8	7,505.6	7,554.7	(0.1)
Fixed telephony accesses (1)	1,708.3	1,685.8	1,669.2	1,639.3	1,610.8	(5.7)
Naked ADSL	114.8	138.8	163.7	186.7	198.2	72.6
VoIP	28.5	33.1	38.6	41.1	47.1	65.1
Internet and data accesses	874.8	886.5	898.8	910.7	945.6	8.1
Narrowband	126.5	122.4	117.5	112.6	107.6	(14.9)
Broadband	719.3	736.1	753.0	769.9	809.6	12.5
Other (3)	29.0	28.0	28.3	28.1	28.3	(2.3)
Mobile accesses	4,842.2	4,856.2	4,838.6	4,826.6	4,868.6	0.5
Prepay	2,060.4	2,037.6	1,975.0	1,927.1	1,912.3	(7.2)
Contract	2,781.8	2,818.6	2,863.6	2,899.5	2,956.4	6.3
Pay TV	133.2	130.6	129.2	129.0	129.8	(2.6)
Wholesale Accesses	113.5	117.7	131.2	138.0	135.1	19.0
Total Accesses	7,672.0	7,676.7	7,667.0	7,643.6	7,689.9	0.2
TELEFÓNICA SLOVAKIA
Mobile accesses	708.6	781.1	880.4	947.7	1,002.6	41.5
Prepay	450.6	494.6	545.9	567.4	592.1	31.4
Contract	257.9	286.4	334.5	380.3	410.5	59.1
Total Accesses	708.6	781.1	880.4	947.7	1,002.6	41.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Includes Unbundled Lines by T. Germany.

(3)	Retail circuits other than broadband.

Note:	Starting March 2010, T. Germany includes accesses from HanseNet.

-
Accesses in UK and Ireland show a more detailed split from previous reporting. In the case of UK and as from 1st January 2011, Telefónica provides figures for “Fixed telephony accesses” due to the relevance of year-on-year changes. The same applies to “Internet and data accesses” in Ireland. As a result, total accesses in both countries include now the new split previously recorded just at a T. Europe level. Total T. Europe accesses in 2010 are not affected.

January — June 2011 Results — TELEFÓNICA

TELEFÓNICA EUROPE
SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY
Unaudited figures

	2010			2011
	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
TELEFÓNICA UK
Traffic (Million minutes)	14,346	14,565	15,076	13,500	13,139	(8.4)
ARPU (EUR)	25.3	26.1	25.2	24.2	22.6	(7.5)
Prepay	11.7	12.0	12.0	10.8	10.1	(11.1)
Contract	41.0	42.1	40.0	39.0	36.1	(8.8)
Data ARPU (EUR)	10.1	10.4	10.4	10.5	10.3	5.4
% non-P2P SMS over data revenues	33.7%	33.1%	33.5%	37.6%	40.2%	6.5	p.p.
TELEFÓNICA GERMANY
Traffic (Million minutes)	6,299	6,292	6,729	6,859	7,018	11.4
ARPU (EUR)	14.8	15.0	14.5	13.1	13.6	(8.1)
Prepay	6.0	6.2	6.6	5.4	5.7	(4.7)
Contract	23.9	24.3	23.0	21.3	21.8	(8.8)
Data ARPU (EUR)	4.7	4.9	5.2	5.2	5.6	18.9
% non-P2P SMS over data revenues	39.4%	43.5%	43.6%	47.5%	50.2%	10.8	p.p.
TELEFÓNICA IRELAND
Traffic (Million minutes)	1,181	1,172	1,213	1,117	1,140	(3.4)
ARPU (EUR)	36.9	37.2	36.6	34.4	34.0	(7.9)
Prepay	27.0	24.3	24.3	20.1	22.4	(16.8)
Contract	50.9	55.1	53.1	53.0	48.5	(4.6)
Data ARPU (EUR)	12.1	12.5	12.5	14.3	13.0	7.8
% non-P2P SMS over data revenues	39.5%	37.4%	37.7%	37.4%	43.0%	3.5	p.p.
TELEFÓNICA CZECH REPUBLIC (1)
Traffic (Million minutes)	2,260	2,170	2,233	2,159	2,274	0.6
ARPU (EUR)	18.6	19.0	18.8	17.4	17.6	(10.2)
Prepay	8.2	8.2	8.6	7.5	7.8	(9.2)
Contract	26.3	26.9	26.0	24.2	24.1	(13.1)
Data ARPU (EUR)	4.6	4.9	5.0	4.7	4.7	(2.5)
% non-P2P SMS over data revenues	43.8%	45.1%	44.8%	45.5%	44.7%	0.9	p.p.

(1)	KPIs for mobile business in Czech Republic do not include Slovakia.

Notes:

-	ARPU calculated as monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — June 2011 Results — TELEFÓNICA

TELEFÓNICA EUROPE
CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY
Unaudited figures

	2010			2011
	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
TELEFÓNICA UK
Traffic (Million minutes)	28,502	43,067	58,143	13,500	26,639	(6.5)
ARPU (EUR)	24.6	25.1	25.1	24.2	23.4	(5.2)
Prepay	11.5	11.7	11.8	10.8	10.5	(9.3)
Contract	40.2	40.9	40.6	39.0	37.5	(6.8)
Data ARPU (EUR)	9.9	10.0	10.1	10.5	10.4	5.2
% non-P2P SMS over data revenues	32.2%	32.5%	32.8%	37.6%	38.9%	6.7	p.p.
TELEFÓNICA GERMANY
Traffic (Million minutes)	12,522	18,814	25,543	6,859	13,877	10.8
ARPU (EUR)	14.8	14.9	14.8	13.1	13.4	(9.9)
Prepay	5.8	6.0	6.1	5.4	5.6	(4.5)
Contract	24.0	24.1	23.8	21.3	21.5	(10.3)
Data ARPU (EUR)	4.9	4.9	5.0	5.2	5.4	11.3
% non-P2P SMS over data revenues	40.2%	41.3%	41.9%	47.5%	48.9%	8.7	p.p.
TELEFÓNICA IRELAND
Traffic (Million minutes)	2,347	3,519	4,732	1,117	2,257	(3.8)
ARPU (EUR)	37.1	37.1	37.0	34.4	34.2	(7.9)
Prepay	24.3	24.3	24.3	20.1	21.3	(12.6)
Contract	55.5	55.3	54.7	53.0	50.8	(8.5)
Data ARPU (EUR)	12.0	12.2	12.3	14.3	13.7	13.8
% non-P2P SMS over data revenues	38.9%	38.4%	38.2%	37.4%	40.1%	1.2	p.p.
TELEFÓNICA CZECH REPUBLIC (1)
Traffic (Million minutes)	4,387	6,558	8,790	2,159	4,433	1.0
ARPU (EUR)	18.2	18.5	18.5	17.4	17.5	(8.9)
Prepay	7.9	8.0	8.1	7.5	7.6	(8.5)
Contract	25.8	26.2	26.1	24.2	24.1	(11.6)
Data ARPU (EUR)	4.6	4.7	4.8	4.7	4.7	(1.9)
% non-P2P SMS over data revenues	44.4%	44.6%	44.7%	45.5%	45.1%	0.7	p.p.

(1)	KPIs for mobile business in Czech Republic do not include Slovakia.

Notes:

-	ARPU calculated as monthly quarterly average of each period.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — June 2011 Results — TELEFÓNICA

TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA BY COUNTRY
Unaudited figures (Euros in millions)

	January – June					April – June
	2011	2010	% Chg		% Chg Local Cur	2011	2010	% Chg		% Chg Local Cur
TELEFÓNICA UK
Revenues	3,451	3,416	1.1		0.9	1,664	1,782	(6.6)		(3.3)
Mobile service revenues	3,126	3,132	(0.2)		(0.4)	1,507	1,629	(7.5)		(4.3)
OIBDA	953	883	7.9		7.7	464	470	(1.2)		2.1
OIBDA margin	27.6%	25.9%	1.7	p.p.		27.9%	26.4%	1.5	p.p.
CapEx	324	347	(6.6)		(6.8)	161	185	(13.0)		(10.1)
OpCF (OIBDA-CapEx)	629	536	17.3		17.1	303	284	6.4		10.1
TELEFÓNICA GERMANY
Revenues	2,440	2,270	7.5		7.5	1,212	1,196	1.3		1.3
Mobile service revenues	1,413	1,428	(1.1)		(1.1)	727	726	0.0		0.0
OIBDA	558	532	4.8		4.8	297	291	2.1		2.1
OIBDA margin	22.9%	23.5%	(0.6	p.p.)		24.5%	24.4%	0.2	p.p.
CapEx (1)	243	1,661	(85.3)		(85.3)	129	1,548	(91.6)		(91.6)
OpCF (OIBDA-CapEx)	315	(1,129)	c.s.		c.s.	168	(1,256)	c.s.		c.s.
TELEFÓNICA IRELAND
Revenues	372	419	(11.3)		(11.3)	185	208	(11.2)		(11.2)
Mobile service revenues	352	389	(9.6)		(9.6)	174	193	(9.8)		(9.8)
OIBDA	112	127	(11.8)		(11.8)	59	69	(14.4)		(14.4)
OIBDA margin	30.2%	30.4%	(0.2	p.p.)		31.8%	33.0%	(1.2	p.p.)
CapEx	26	23	9.7		9.7	16	15	11.6		11.6
OpCF (OIBDA-CapEx)	87	104	(16.7)		(16.7)	42	54	(21.5)		(21.5)
TELEFÓNICA CZECH REPUBLIC (2)
Revenues	1,064	1,079	(1.4)		n.c.	536	549	(2.3)		n.c.
Mobile service revenues	504	534	(5.7)		n.c.	254	274	(7.2)		n.c.
OIBDA	445	452	(1.6)		n.c.	226	237	(4.6)		n.c.
OIBDA margin	41.8%	41.9%	(0.1	p.p.)		42.3%	43.3%	(1.0	p.p.)
CapEx	105	92	13.5		n.c.	59	51	16.1		n.c.
OpCF (OIBDA-CapEx)	340	360	(5.5)		n.c.	168	187	(10.2)		n.c.

Notes:

-	OIBDA before management and brand fee.

-	HanseNet has been included in T. Germany’s consolidation perimeter since mid February 2010.

(1)	CapEx includes 1,379 million euros from the acquisition of spectrum in the second quarter of 2010.

(2)	Includes Slovakia, except for mobile service revenues.
January — June 2011 Results — TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
Atento1
During the first half of 2011, Atento earned revenues of 893 million euros, with a year-on-year growth of 14.6% (+13.6% organic), consolidating the solid increase posted in 2010. During the second quarter reported revenues increased by 7.0% year-on-year.
Multi-sector customer revenues (outside Telefónica) increased by more than the average 17.5% year-on-year over the first six months of 2011, and its contribution to total revenue rose to 50.2% (49.1% in the first half of 2010).
By regions, Brazil showed the highest rate of growth, and increased its contribution to total revenue to 54.7% (54.0% in January — June 2010). The Americas and EMEAA, like Brazil, are posting double-digit growth in reported terms and organic terms, accounting for 29.2% and 16.1% respectively of total revenue (29.9% and 16.2% in the previous year).
Revenues from offshored business increased by 1.2% during the first half of 2011, accounting for 6.0% of Atento’s total revenues (6.7% during the first six months of 2010).
The company’s operating income (OI) stood at 63 million euros for the first six months of 2011 (+27.2% year-on-year, +26.5% in organic terms), and year-on-year growth accelerated from 13.1% during the first quarter to 42.4% during the second, due to a more efficient management of personnel expenses, which reduced its weight over revenues by 2.0 percentage points in the second quarter of 2011 compared to the second quarter of 2010.
Operating margin (OI) over the first half of the year was 7.0%, with a year-on-year increase of 0.7 percentage points both in reported terms and organic terms. The margin grew in particular during the second quarter to 7.6%, a year-on-year increase of 1.9 percentage points while quarter-on-quarter also improved (+1.1 percentage points).
CapEx amounted 29 million euros in the half-year period, remaining stable against the first six months of 2010.
At the end of the first half of 2011, Atento had 151,117 employees, representing a year-on-year increase of 8.2%.

[1]	Organic growth assumes 2010 average exchange rates for the period and excludes hyperinflationary adjustments in both years.

NOTE:

-
The Americas region includes Mexico, Argentina, Peru, Venezuela, Colombia, Chile, Central America, Puerto Rico, and the US. EMEAA includes Spain, Czech Republic and Morocco. Given its high business volume, Brazil is considered a region.

January — June 2011 Results — TELEFÓNICA

ATENTO
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January – June				April – June
	2011	2010	% Chg		2011	2010	% Chg
Revenues	893	779	14.6		446	417	7.0
Internal exp capitalized in fixed assets	—	—	—		—	—	—
Operating expenses	(800)	(710)	12.8		(398)	(383)	4.0
Supplies	(48)	(44)	9.7		(24)	(25)	(4.4)
Personnel expenses	(625)	(554)	12.8		(309)	(297)	4.0
Subcontracts	(122)	(109)	12.3		(63)	(58)	8.6
Bad debt provision	(2)	(0)	n.m.		(0)	(1)	(72.0)
Taxes	(3)	(3)	22.7		(2)	(1)	18.4
Other net operating income (expense)	0	0	n.m.		0	0	n.m.
Gain (loss) on sale of fixed assets	(0)	(0)	n.m.		(0)	(0)	n.m.
Operating income before D&A (OIBDA)	93	69	33.8		48	34	39.9
OIBDA Margin	10.4%	8.9%	1.5	p.p.	10.8%	8.3%	2.5	p.p.
Depreciation and amortization	(30)	(20)	50.0		(14)	(11)	34.2
Operating income (OI)	63	49	27.2		34	24	42.4
OI Margin	7.0%	6.3%	0.7	p.p.	7.6%	5.7%	1.9	p.p.

Note:	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.

-
As Atento leases buildings and equipment in the regions in which the Company conducts operations to serve its clients rather than purchase those buildings and equipment as some of its competitors do, Atento’s operating expenses, and OIBDA, are negatively affected when compared to competitors’, while Atento’s depreciation charges are positively affected. Consequently, OI would be the most comparable metric to follow.

January — June 2011 Results — TELEFÓNICA

ADDENDA
Key Holdings of the Telefónica Group detailed by regional business units
TELEFÓNICA ESPAÑA

% Stake
Telefónica de España (1)	100.0
Telefónica Móviles España (1)	100.0
Telyco	100.0
Telefónica Telecomunic. Públicas	100.0
T. Soluciones de Informatica y Comunicaciones de España	100.0
Tuenti (2)	91.4
Iberbanda	58.9

(1)	Company owned through Telefónica S.A.

(2)	Company owned through Telefónica Móviles España, S.A.U.
TELEFÓNICA LATINOAMÉRICA

% Stake
Telesp	73.8
Telefónica del Perú (1)	98.3
Telefónica de Argentina	100.0
Telefónica Chile (2)	97.9
Telefónica Telecom	52.0
T. Móviles Argentina	100.0
T. Móviles Perú	100.0
T. Móviles México (3)	100.0
Telefónica Móviles Chile	100.0
T. Móviles El Salvador	99.1
T. Móviles Guatemala	100.0
Telcel (Venezuela)	100.0
T. Móviles Colombia	100.0
Otecel (Ecuador)	100.0
T. Móviles Panamá	100.0
T. Móviles Uruguay	100.0
Telefonía Celular Nicaragua	100.0
Azules y Platas (Costa Rica) (3)	100.0

(1)	Latin American Cellular Holdings, B.V. owns 48.28%, Telefónica Internacional S.A. owns 49.9% and Telefónica S.A. owns 0.16%.

(2)	Telefónica Internacional de Chile Ltda. owns 44.89% and Inversiones Telefónica Internacional Holding Ltda. owns 53%.

(3)	Company owned through Telefónica S.A.
TELEFÓNICA EUROPE

% Stake
Telefónica Reino Unido	100.0
Telefónica Alemania (1)	100.0
Telefónica Irlanda	100.0
Be	100.0
T. Intern. Wholesale Serv. (TIWS) (2)	100.0
Jajah (Estados Unidos)	100.0
Tesco Mobile	50.0
Telefónica República Checa (1)	69.4
Telefónica Eslovaquia (3)	100.0

(1)	Company owned through Telefónica S.A.

(2)	Telefónica, S.A. owns 80.56%.

(3)	Company owned through T. Czech Republic.
OTHER STAKES

% Stake
Atento	100.0
Telefónica de Contenidos	100.0
Telco SpA (Italia) (1)	46.2
DTS, Distribuidora de Televisión Digital	22.0
Hispasat	13.2
Portugal Telecom	2.0
China Unicom (Hong Kong) Limited (CHINA)	9.2
ZON Multimedia (2)	5.4
BBVA	1.0
Amper	5.8

(1)
Telefónica holds an indirect stake of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10.47%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 7.20%.

(2)	Telefónica’s effective stake. Telefónica’s stake would be 5.46% if we exclude the minority interests.
January — June 2011 Results — TELEFÓNICA

ADDENDA
Significant Events
•
On 15 July 2011 and regarding the Redundancy Plan of Telefónica España, agreed by a wide majority with the unions, and after its approval by the labour authorities, the Company provided information on the impacts of that Redundancy Plan:

•	The Redundancy Plan contemplates the inclusion of up to a maximum of 6,500 employees in the period 2011-2013.

•
The current value of the cost of the Plan is estimated to be approximately 2,700 million euros before taxes (around 415,000 euros per employee), which will be booked as non-recurrent personnel expenses in the current fiscal year.

•	The Company’s results over the next few years will benefit from higher efficiency in personnel expenses.
The impact of these measures on Telefónica’s cash generation is positive from year one and allows the Company to reiterate all its shareholder remuneration commitments.
Telefónica also remembered that the impact of the Redundancy Plan was not included in the guidance announced by the Company for 2011 and for the period 2011-2013.
This Redundancy Plan is included in a three years wide-ranging agreement signed by the Company and the unions.
•
As part of the restructuring process for the Group’s Brazilian subsidiaries, on 14 June 2011 the Boards of Vivo Participações and Telesp approved a restructuring process in a bid to simplify the organisational structure of the two companies with a view to integration, removing Vivo Participações from the business chain by moving all its assets to Telesp, and concentrating mobile telephony operations in Vivo S.A. (which, following the reorganisation, becomes a direct subsidiary of Telesp).

Pursuant to Brazilian law, when the required appraisals have been carried out, the Boards of the two companies will agree the remaining terms and conditions of this operation, which will be submitted for approval at both General Shareholders’ Meetings.

This operation will be submitted to the consideration of Brazil’s National Telecommunications Agency. According to the operation schedule, the restructuring process could be completed, as a result of the corresponding approval, during the second half of 2011.

•
On 10 June and in relation to the initial offering of shares of Atento Inversiones y Teleservicios, S.A. (sociedad unipersonal), the prospectus for which was officially registered with Spain’s securities market regulator, the CNMV, on 26 May 2011, Telefónica, in consensus with the Global Coordinators, has decided to suspend the offering, in light of the adverse market conditions.

On 13 May 2011 the Telefónica Board’s Executive Committee had agreed to authorise the sell of more than 50% of the capital of its subsidiary Atento Inversiones y Teleservicios, S.A. (sociedad unipersonal) through an initial offering exclusively addressed to qualified investors.

•
On June 7, 2011 Telefónica de España, as the purchaser, and the partners of Acens Technologies, S.L., as the sellers, entered into a purchase agreement for the whole share capital of Acens Technologies, S.L.

The completion of this transaction is subject, among other conditions, to the express or constructive approval of this transaction, without conditions, by the Spanish Competition Commission. The parties have agreed to adjust the sale price subsequent to the completion thereof, in accordance with the company’s resulting cash, debt and working capital figures at the date the transaction is completed. The operation is expected to be closed in the third quarter of 2011.

January — June 2011 Results — TELEFÓNICA

ADDENDA
Changes to the Perimeter
The main changes in the scope of consolidation in the first half of 2011 were as follows:
•
Pursuant to the Strategic Partnership Agreement signed up between Telefónica, S.A. and China Unicom on 23 January 2011, Telefónica, S.A. has increased its ownership stake in China Unicom by approximately 0.8% to stand at 9.2% at the end of the first half of 2011. The Company continues to be accounted for by the equity method within the consolidated accounts of Telefónica.

•
In February, Costa Rican company, Azules y Platas, S.A. was included in Telefónica’s consolidation perimeter under the full consolidation method following Telefónica, S.A’s purchase of 100% of its initial share capital for 2.2 million US dollars.

•
On 25 March, following approval by the respective Boards of Directors of the Brazilian companies Telecomunicaçoes de São Paulo, S.A. (“Telesp”) and Vivo Participações S.A. (“Vivo Part.”), the former has acquired 100% of the shares of the latter via a capital increase with an exchange ratio of 1.55 new Telesp shares for each Vivo Part.’s share. Additionally, Telefónica now holds a direct and indirect share of 73.8% in Telesp’s share capital. Vivo Part. is included in Telefonica’s consolidation perimeter using the full consolidation method since the closing of the purchase agreement (27 September 2010). Until that date, it was consolidated under the proportional consolidation method.

•
In April, the Spanish company, Wayra Investigación y Desarrollo, S.L. was established. The main objective of this initiative is to identify new Information and Communication Technology (ICT) talent in Spain and Latin America and to promote its development through full support and by providing entrepreneurs with the tools and funding they need.

•
In the first half of the year and starting from 1 January 2011, Telesp has included the following companies in its consolidated financial statements under the full consolidation method: GTR Participações e Emprendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A. e Comercial Cabo TV São Paulo S.A. Until last year, these companies were included in Telefónica’s consolidated financial statements under the equity method.

January — June 2011 Results — TELEFÓNICA

DISCLAIMER
This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.
Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
For additional information, please contact.

Relaciones con Inversores
Distrito C — Ronda de la Comunicación s/n
28050 Madrid (España)

Teléfono: +34 91 482 87 00 Fax: +34 91 482 85 99

María García-Legaz (maria.garcialegaz@telefonica.es)
Isabel Beltrán (i.beltran@telefonica.es)
Pablo Eguirón (pablo.eguiron@telefonica.es)
ir@telefonica.es
www.telefonica.es/accionistaseinversores
January — June 2011 Results — TELEFÓNICA

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 28th, 2011	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer